                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                  AMENDMENT NO. 2 TO
                                      FORM 10-SB
                      Under the Securities Exchange Act of 1934


                             GOLDEN QUEEN MINING CO. LTD.
                (Exact name of registrant as specified in its charter)

Province of British Columbia                          Not Applicable
(State or other jurisdiction                          (IRS Employer
     of incorporation)                                Identification No.)

                           Green Flag Building, Suite 211-A
                                   104 South Freya
                              Spokane, Washington 99202
                       (Address of principal executive offices)

          Registrant's telephone number, including area code: (509) 535-4022

          Securities registered pursuant to Section 12(b) of the Act:  None

            Securities registered pursuant to Section 12(g) of the Act:
                           Common Stock, without par value

                                SAFE HARBOR STATEMENT

Except for the historical information contained herein, certain of the matters discussed in this registration statement are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. Potential risks and uncertainties include, without limitation, the likelihood of continued losses from operations pending development of the Company's Soledad Mountain Project in Kern County, California, the need to obtain significant additional financing in order to develop the project, risks associated with the mining industry generally, environmental risks associated with mining, fluctuating gold prices, and other factors that may affect future results as described below.

The Company has no revenue from mining operations and has experienced losses from operations for each of the last ten years. This trend is expected to continue for at least the next two years and is expected to reverse only if, as and when gold is produced from the Soledad Mountain Project.

No assurance can be given that the Soledad Mountain Project will be placed into production. Based upon currently available information, the Company estimates that it will need approximately $47,800,000 to begin production, which is expected to come from additional sales of common stock, and from bank borrowings or other means. Alternatively, the Company may determine that it is in the best interests of its shareholders to enter into a joint development or similar arrangement with another mining company to develop the Soledad Mountain Project.

The Company does not have a commitment for bank financing or for the underwriting of additional shares of its common stock, and is not a party to any agreement or arrangement providing for the joint development of the Soledad Mountain Project. Whether and to what extent such financing can be obtained will depend on a number of factors, not the least of which is the price of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, such as inflation, the strength of the United States dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold producing countries throughout the world. As of March 1, 1997, world gold prices were approximately $365 per ounce, a reduction of approximately 10% from prices a year ago. If gold prices do not strengthen, it may not be economical for the Company to place the Soledad Mountain Project into production.

The Company is subject to all of the risks inherent in the mining industry, including environmental hazards, industrial accidents, labor disputes, unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement weather. These risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Although the Company maintains or can be expected to maintain insurance within ranges of coverage consistent with industry practice, no assurance can be given that such insurance will be available at economically feasible premiums. Insurance against environmental risks (including pollution or other hazards resulting from the disposal of waste products generated from exploration and production activities) is not generally available to the Company or other companies in the mining industry. Were the Company subjected to environmental liabilities, the payment of such liabilities would reduce the funds available to the Company. Were the Company unable to fund fully the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of remedial activities.


                                         (i)

                                       GLOSSARY

Certain terms used throughout this registration statement are defined below.

    AG.  silver.

    AU.  gold.

    AUEQ. Gold equivalent, being a measurement of gold and silver on a combined basis calculated to reflect the price and recovery differentials between the two metals.

    ALLUVIAL. Adjectivally used to identify minerals deposited over time by moving water.

    BASEMENT or BEDROCK.  Solid rock underlying an alluvial deposit.

    CRETACEOUS PERIOD. A period in geologic time approximately 65 to 141 million years ago.

    DEPOSIT. A mineral deposit or mineralized material is a mineralized underground body which has been intersected by sufficient closely-spaced drill holes or underground sampling to support sufficient tonnage and average grade(s) of metal(s) to warrant further exploration or development activities. A deposit does not qualify as a commercially minable ore body (reserves) under standards promulgated by the Securities and Exchange Commission until a final, comprehensive economic, technical and legal feasibility study based upon test results has been concluded.

    DEVELOPMENT STAGE. Activities related to the preparation of a commercially minable deposit for extraction.

    EXPLORATION STAGE. Activities such as drilling, bulk sampling, assaying and surveying related to the search for minable deposits.

    FAULT or FAULTING. A fracture in the earth's crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.

    FLOATING CONE and INVERTED CONE. A computerized methodology used to approximate the shape of a near-optimal economic open pit mine plan based on applied cutoff grade criteria and pit slopes.

    GRADE. A term used to assign value to reserves, such as ounces per ton or carats per ton.

    HDPE. High density polyethylene, which is a plastic used to create an impervious membrane.

    HEAP LEACHING. A gold extraction process involving the percolation of cyanide solution through crushed ore heaped on an impervious pad or base.

    HECTARE.  A metric measurement of area equivalent to 10,000 square meters.

    IGNEOUS.  Rocks formed by the cooling and solidifying of magna or lava.

    INTRUSIVE. Rock which while molten penetrated into or between other rocks, but solidified before reaching the surface.

    LODE MINING. The extraction of ore from a deposit occurring in place within definite boundaries separating it from the adjoining rocks

    LINEAR KRIGING.  A geostatistical method of resource analysis.

    MAGNETIC SURVEYING. A mineral exploration technique which employs a magnetometer to measure the magnetic intensity of an area to determine possible mineralization.


                                         (ii)

    MERRILL-CROWE PROCESS. A process used to recover soluble gold and silver from a leaching solution by precipitating with zinc dust after the solution has been clarified and deoxygenated by vacuum treatment.

    MIDDLE MIOCENE EPOCH. A period in geologic time approximately 6 to 22 million years ago.

    MILL SITE CLAIMS. A plot of ground suitable for the erection of a mill or reduction works to be used in connection with mining operations.

    MINERALIZATION. The presence of minerals in a specific area or geological formation.

    MOLYBDENITE. A mineral containing molybdenum disulfide, a source of molybdenum.

    ORE. A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

    OVERBURDEN. Waste rock and other materials which must be removed from the surface in order to mine underlying mineralization.

    PIT PHASING ANALYSIS. A method used to optimize the mining sequence in an open pit mine design.

    PLACER MINING. The extraction of ore from sediment rich in concentrated mineralization due to the high specific gravity of the mineralization.

    POLYMETALLIC. Adjectivally used to describe a deposit or formation containing many minerals.

    PRODUCTION STAGE. Activities related to the actual exploitation or extraction of a mineral deposit.

    RESERVES. That part of a mineral deposit which could be economically and legally extracted or produced at the time of determination. Reserves are subcategorized as either PROVEN (MEASURED) RESERVES, for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade and/or quality are computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and geologic character is so well defined that size, shape, depth and mineral content are well-established; or PROBABLE (INDICATED) RESERVES, for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, yet the sites for inspection, sampling and measurement are farther apart.

    SHEAR ZONE. A tabular zone of rock which has been crushed and fragmented by parallel fractures due to "shearing" along a fault or zone of weakness. Shear zones can be mineralized with ore-forming solutions.

    SCHISTS. A strongly foliated crystalline rock which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals.


    STRIPPING RATIO. The tonnage of waste material removed to allow the mining of one ton of ore in an open pit.

    SULFIDES or SULFIDE BODIES.   Compounds of sulphur with other metallic
elements.

    TREND.  The directional line of a rock bed or formation.

    VOLCANIC, VOLCANICLASTIC or VOLCANOGENIC ROCK. Rock composed of clasts or pieces that are of volcanic composition.


                                        (iii)

                                        PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL DEVELOPMENT OF BUSINESS. Golden Queen Mining Co. Ltd. (the "Company") is engaged in the development of certain mineral properties located in the Mojave Mining District of Kern County, California known as the Soledad Mountain Project. The Company was incorporated under the laws of the Province of British Columbia on November 21, 1985. It acquired its initial interest in the Soledad Mountain Project in 1986 through the acquisition of all of the outstanding shares of Golden Queen Mining Company, Inc. (the "Subsidiary"), a California corporation through which the Company conducts all of its business. Since 1986 the Company has been engaged in acquiring additional interests in the project area, and in exploring for gold and other minerals.

A gold deposit was first outlined by the Company at the Soledad Mountain Project in 1988, although the size of the deposit was insufficient to justify further development; consequently, the project remained dormant for several years. Beginning in 1994, the Company renewed its exploration activities on the project using funds obtained in a 1993 private placement of its common stock. This exploration program was completed in October 1994 and outlined 562,000 ounces of gold equivalent. By October 1996, following further exploration, the Company concluded that proven and probable ore reserves had increased to 24.8 million tonnes (27.3 million tons) at an average grade of 0.84 grams per tonne (0.024 ounces per ton) of gold and 14.70 grams per tonne (0.428 ounces per ton) of silver. Total contained ounces are estimated at 666,400 ounces of gold and 11,695,000 ounces of silver, or approximately 791,500 ounces of gold equivalent.

Substantially all exploration activities at the project have been completed.
The Company now intends to develop the project as an open pit gold and silver mining and cyanide heap leach recovery operation; the Company's plans include the construction of facilities, mining by open pit methods and processing precious metals ores at a rate of up to 3.6 million tonnes (4 million tons) per year for at least seven years. This will be followed by heap detoxification and reclamation of the project site. The Company expects to begin producing gold and silver from the project in the second half of 1998.

The registered office of the Company is located at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2; the executive offices of the Company are located at Suite 211-A, Green Flag Building, 104 South Freya, Spokane, Washington 99202. Unless otherwise indicated, all references to "Golden Queen" mean Golden Queen Mining Co. Ltd. and all references to the "Company" include Golden Queen and the Subsidiary.

PROJECT BACKGROUND. The Soledad Mountain Project is located within the Mojave Mining District, along with the nearby Cactus Gold Mine, Standard Hill Mine and Tropico Mine. Mining in the area dates back into the late 19th century, but the most significant production occurred from the 1930s to 1942, when Gold Fields Mining Company of South Africa operated a 272-ton per day cyanide mill, evidenced by the large piled tailings on the north slope of Soledad Mountain.
No historical operators attempted open pit mining in the project area.

The Company was introduced to the Soledad Mountain deposit in the mid-1980s by George Phelps, who held an interest in certain mining properties in the area through the Subsidiary. On reviewing old maps of the underground mining, management of the Company was impressed with the horizontal extent to which the significant precious metals extended into the foot and hanging walls of the major veins. Golden Queen acquired Mr. Phelps' property interests in 1986 by acquiring all of the outstanding shares of the Subsidiary. Shortly thereafter, land consolidation began in earnest and the Company commenced an initial program of 12 diamond drill holes and limited underground check sampling. The next phases of exploration, lasting through 1990, consisted of reverse circulation drilling and more extensive underground check sampling.

By the end of 1995, a total of 587 surface drill holes had probed the numerous structures of the project area for ore reserves. In addition, 7,994 meters (26,220 feet) of underground drilling and cross-cuts were sampled to bolster the understanding of surface drilling results and provide assay data in deeper portions of ore-bearing structures.

EXPLORATION.

GENERAL. Several major drilling campaigns and a program to resample the underground workings have been completed, along with metallurgical testing for process amenability. Aerial survey topographic mapping and collection of baseline data for environmental permitting have also been conducted.

High grade precious metal mineralization is associated with steeply-dipping epithermal fissure veins occupying faults and fracture zones that cross-cut the rock units in a general north-west trend. This is the ore that was mined and processed by the previous mining operation of Gold Fields Mining Company in the 1930s and early 1940s, but a considerable amount of this material remains and is incorporated into the present reserves. Surrounding the veins are siliceous envelopes that contain lower grade, but still ore-grade, material that forms the major portion of the reserve tonnage.

SAMPLING AND BLOCK MODEL CONSTRUCTION. Sampling and block model computer modeling are analytical tools used by the mining industry to test the economic validity of an ore deposit. Gold and silver content data derived from drill hole samples is introduced into a three-dimensional computer model of the project area. Different variables, such as mining costs, ore processing costs and metals prices, are then introduced into the model to determine the economic viability of mining all or a portion of the deposit. To facilitate the testing of the Soledad Mountain deposit, a block model was constructed and values were ascribed to each 25-foot by 25-foot by 20-foot block of material within the deposit. These values were derived from the gold and silver content of ore samples taken from diamond and reverse circulation drill holes, surface trenches and underground cross-cuts in the vicinity of each block. The data used in the block model analysis comprises 64,081.7 meters (210,188 feet) of assayed material, taken from fourteen different vein systems in the district. This data is summarized as follows:

    Diamond drilling                    2,169.4 meters       (7,116 feet)
    Reverse circulation drilling       53,918.2 meters     (176,851 feet)
    Old cross-cuts (1930s)              3,290.2 meters      (10,792 feet)
    Underground drilling (1930s)        3,235.8 meters      (10,614 feet)
    Recent cross-cuts (1980s)           1,468.1 meters      ( 4,815 feet)
                                       ---------------     --------------
                                       64,081.7 meters     (210,188 feet)
                                       ---------------     --------------
                                       ---------------     --------------

There are 587 drill holes currently stored in the Company's data files. Of these, 564 were completed by the reverse circulation method, 15 are diamond core and eight are open hole rotary. Also stored in the database are 279 underground cross-cut channels and drill holes, which include a mix of values from Gold Fields Mining Company's production records and those collected more recently by the Company.

The computer model constructed for the Soledad Mountain Project was based on a geological interpretation developed by the Company. Rock types, veins, low-grade disseminated surrounding envelopes, mined-out stopes and zones of internal waste were delineated on cross-sections, transferred to bench plans, digitized and loaded into the model. Plan block maps were plotted from the model to check the block code assignments and corrections were made where necessary. For this study, veins were defined as outlined areas containing grades greater than 3.43 grams per tonne (0.100 ounces per ton) of gold equivalent and lower grade disseminated envelopes enclosed material that ranged from 3.43 to 0.34 grams per tonne (0.100 to 0.010 ounces per ton) of gold equivalent. All the remaining blocks in the model that did not fall into one of the described ore categories were considered waste. Since ore and waste zones were defined in the model blocks but not in the drill hole composites, the code of the block penetrated by the drill hole was assigned back to the composite to ensure a consistent one-to-one match during the grade assignment process.

Linear kriging was used to estimate gold block grades in the model. Grades were estimated for the veins and disseminated areas independently to maintain the integrity of each zone. The separation of vein, disseminated and waste zones was maintained by allowing only composites coded as vein to be used to estimate a block designated as vein and, similarly, only disseminated composites influenced disseminated blocks. Each structural zone was kriged separately. A gold equivalent grade was then calculated based on assumed prices for gold and silver and an expected silver recovery rate. The calculation was done for all blocks containing estimated gold and silver grades and the resulting value was stored back into the block. Minable reserves and all subsequent mine planning work were based on this value.

The geological resource includes all blocks within the model limits, but with no assumptions as to economic viability. The geological resource, based on a cut-off grade of 0.342 grams per tonne (0.010 ounces per ton) of gold equivalent, is comprised of 73,703,000 tonnes (81,261,000 tons) averaging 0.82 grams per tonne (0.024 ounces per ton) of gold and 13.06 grams per tonne (0.381 ounces per ton) of silver, or 0.99 grams per tonne (0.029 ounces per ton) of gold equivalent.

FLOATING CONE RESOURCES. The calculation of the ore reserve portion of the geological resource base was made by the application of the following economic cut-off criteria in floating cone analyses for preliminary pit design: gold prices of $375 and $400 per ounce; a development rock mining cost per tonne of waste and ore of $0.77 ($0.70 per ton); internal costs of $3.64 per tonne ($3.30 per ton), comprised of processing and general/administrative costs of $2.98 and $0.66 per tonne, ($2.70 and $0.60 per ton), respectively; a design cost of $4.41 per tonne ($4.00 per ton), comprised of processing, mining and general/administrative costs of $2.98, $0.77 and $0.66 per tonne ($2.70, $0.70 and $0.60 per ton), respectively; a design cut-off grade of 0.404 grams per tonne (0.012 ounces per ton) of gold and an internal cut-off grade of 0.342 grams per tonne (0.010 ounces per ton) of gold; a refining recovery rate of 100%; and process recovery rates of 80% for gold and 70% for silver.

A floating cone represents an inverted cone designed without regard to practical considerations that make ore extraction economically effective. The pit outlines require optimization procedures to adjust pit outlines for mining and final calculation of minable ore reserves. Such optimization procedures include the smoothing of abrupt changes in pit wall configuration for slope stability, the smoothing of intermediate benches and pit floors for efficient equipment utilization and the addition of haul roads.

Once floating cone pits are modified to represent minable pits, pit phasing analyses investigate the sequencing of individual pits and portions of pits in an effort to maximize profitability. Maximizing profitability implies minimizing costs through efficient haul profiles and associated cost-effective load-haul match up of mining equipment and maximizing the ore grade delivered to the crusher. Pit phasing analyses involve an iterative process of comparing one scenario to another.

The result of this optimization process is a report summarizing practical pit shapes, minable reserves and an associated production schedule that reflects pit phasing. The haul profiles developed for the production schedule provide the basis for estimating mine capital and operating costs.

Floating cone reserves for gold prices of $375 per ounce ($12.06 per gram) and $400 per ounce ($12.86 per gram) are as follows:

                  $375 OPT AU                      $400 OPT AU
         -------------------------          -------------------------
         Tonnes         25,220,000          Tonnes         40,824,000
         Tons           27,800,000          Tons           45,000,000
         AuEq g/t            1.029          AuEq g/t            1.097
         AuEq oz/ton          .030          AuEq oz/ton          .032
         Au g/t              0.857          Au g/t              0.926
         Au oz/ton            .025          Au oz/ton            .027
         Ag g/t             14.572          Ag g/t             13.646
         Ag oz/ton            .427          Ag oz/ton            .400

In the $375 per ounce of gold floating cone reserve, material classified as vein represents 2.5% of the tons and 12% of the contained gold equivalent.

ORE RESERVES. The geological resource contains a current minable ore reserve, classified as proven and probable, totaling 24.8 million tonnes (27.3 million tons) averaging 0.84 grams per tonne (0.024 ounces per ton) of gold and 14.70 grams per tonne (0.428 ounces per ton) of silver. Total contained ounces are 666,400 ounces of gold and 11,695,000 ounces of silver, or approximately 791,500 ounces of gold equivalent.

The Company estimates that the current minable ore reserve will support ore production at a rate of up to 3.6 million tonnes (4.0 million tons) per year for at least seven years. Considering a possible three-year period of heap detoxification, gold production could extend the life of the project to ten years. Further extension is a possibility if additional drilling provides better definition of minable reserves in those areas that currently have limited drilling intercepts and/or limited underground sampling. The average stripping ratio is projected to be approximately 2.4 to
1. The projected mine life, stripping ratios and ore production rates at the Soledad Mountain Project are believed by the Company to be well within industry standards.

METALLURGY. There are three principal types of ore represented in the Soledad Mountain reserves: quartz latite, rhyolites and pyroclastics. Metallurgical testing has been performed on more than 200 samples of these ore types from the Project Area over a period of eight years.

The following ore processing methods were evaluated in the assessment of the Soledad Mountain Project: slurry cyanide leaching, gravity separation, flotation and heap leaching. The tests confirmed heap leaching as the best processing method for the Project, largely as a result of the relatively low grade of the ore to be processed. The location of the Project and the climate in the Project Area are well adapted to heap leaching and the process has been successfully applied by other mining companies to nearby orebodies.

Based on the high ratio of silver to gold in the deposits, the Merrill-Crowe process is considered to be the most appropriate process for the recovery of gold and silver from the leaching solution. As a consequence of the presence of trace elements of mercury in the ore, the recovery plant for the project will be required to incorporate a mercury retort to remove mercury from the precipitate.

The test data indicate that crush size is the most important factor affecting metal recovery and that crushing the ore to a size of 10 mesh, about the finest size possible using crushers without milling, will be required to realize optimal recoveries. It is anticipated that the ore will be agglomerated with cement as a binding agent at the rate of 4.5 kilograms of cement per tonne (10 lbs. per ton) of ore. The average cyanide consumption rate for the project is expected to be 0.23 kilograms of cyanide per tonne (0.5 lbs. per ton) of ore processed. The tests indicate average expected ultimate gold and silver recoveries of 75% to 80% and 65% to 75%, respectively.

MINING AND ORE RECOVERY PLAN.

MINING. Mining at the Soledad Mountain Project is proposed to be conducted by conventional open pit techniques. It is anticipated that operations will be carried out by the Company's own employees.

Open pit mining is generally associated with a spiral haulage ramp that is extended as the pit deepens. At Soledad Mountain, the majority of the ore will be excavated by cutting back into canyons or along hillsides. As well, the ore is not in a single pit, but in a network of smaller pits with pit walls frequently overlapping. The current mining plan involves initial low elevation mining for the first two years of production, followed by mining at the higher levels in subsequent years. The road extending from the ore stockpile area at the process plant site up to the highest elevations on Soledad Mountain must be built before any excavation can begin on the highest benches in each pit area. A total of about 6,400 meters (20,992 feet) of road will be required: 2,500 meters (8,200 feet) to facilitate the first two years of mining at low elevations and then further extensions to the highest benches of Soledad Mountain for the remaining mine life.

The Company is planning to mine at a rate of up to 3.6 million tonnes (4.0 million tons) of ore per year on the basis of two 10-hour shifts per day, 355 days per year. This schedule would provide ore to the crusher at a rate of 10,250 tonnes (11,299 tons) per day and an average of 24,490 tonnes (26,995 tons) of waste per day. All waste will be deposited on a series of dump sites east, south and west of the pit areas.

Ground water has been reported only in the deepest gold mine workings below 823 meters (2,699 feet) in elevation. All open pit mining is expected to be dry, except for occasional rains and very occasional winter snow. Old workings from historical underground mining will be encountered. However, based on the experience of other operations, it is not expected that the old mine workings will significantly interfere with mining operations.

CRUSHING, CONVEYING AND STACKING. An 726-tonne (800 tons) per hour, four-stage crushing circuit will be installed at the Soledad Mountain Project. The primary crushing system will be comprised of a vibrating grizzly feeder with 12.7-centimeter (5.0-in.) apertures and a 1.2-meter (48-inch) by 1.5-meter (60-inch) jaw crusher with a closed side setting of 12.7 centimeters (5.0 in.). The grizzly undersize and the jaw crusher product will be combined and conveyed to the secondary crushing circuit. Secondary crushing will be done in a 2.13-meter (7-foot) standard cone crusher. Third and fourth stage crushing will be done in two identical circuits. Abrasion index tests indicate that the ore is fairly abrasive and can be expected to result in higher than average wear rates for crushing equipment.

Crushed ore will be combined on a single belt conveyor for sampling and agglomeration. Cement will be added to the belt conveyor at the rate of five kilograms per tonne of ore by a variable speed screw conveyor. The belt conveyor will discharge directly into an agglomeration drum. Water and barren solution will be added in increments in the agglomerator to bring the ore to an 11% moisture content. A totalizing belt scale on the final product belt will control the cement and water additions and record daily tonnages. The agglomeration drum will discharge onto a conveyor that feeds the heap conveying and stacking system.

In the primary crushing circuit, dust will be controlled by high pressure water sprays. In the secondary, tertiary and quarternary crushing circuits, dust will be controlled by central dry bag dust collectors. Individual dry dust collectors will be used on the cement silo and at outlying conveyor transfers.

The agglomerated ores will be conveyed to a radial stacking system by a series of portable and semi portable conveyors. The conveying system will consist of a series of 0.914-meter (3-foot) wide semi-portable and portable conveyors. The semi-portable conveyors will transport the crushed ore to the central area of the leach pad and the portable conveyors will transport crushed ore to the stacker. The stacking system will consist of a self-propelled bin conveyor and a 39.6-meter (130-foot) long radial stacker with a 6.1-meter (20-foot) long slinger. The radial stacker will be equipped for lifting and hydraulic wheel positioning. The hydraulic drive will be sized for the slopes of the leach pad.

LEACHING. The heap leach pad will be located on the north slope of Soledad Mountain. It will be a side hill pad with a perimeter dike to support the toe of the heap and to create solution storage capacity. The leach pad is designed to minimize impacts on the surrounding environment, wildlife and waters. It is designed as a dedicated pad; that is, ore is stacked, leached, rinsed and left in place for reclamation. The pad will be located downslope of the proposed mine pit along the base of Soledad Mountain and will be divided into four cells to correspond with ore production and pad capacity requirements. The capacity of the pool in each cell is designed to have sufficient storage for up to eight hours of solution application and 12 hours of drain down in the event of a pump or power failure and to store the estimated precipitation from a 100-year 24-hour storm event. Additional storage is currently required for three of the four cells, as presently designed, and is expected to be obtained by subexcavating the leach pad foundation within the solution storage area.

Leach solution will be distributed over the heap by a system of pipes and emitters. Once the solution is applied to the ore and percolates throughout the heap, it will drain along the base of the heap. The solution flow will be intercepted and collected by 10-centimeter (4.0 in.) diameter perforated pipes installed on top of the liner system and routed into one of three solid manifold pipes. The manifold pipe will then route the solution to the solution collection sump. This drainage system is designed to minimize the hydraulic head applied over the composite liner system and increase the rate of solution recovery.

Solution will be recovered from the heap by a submerged sump pump in the low area of the cell. The sump pump will be used to recover solutions to a tank and booster pump station that will then pump solution to the solution storage tanks at the Merrill-Crowe plant. The pipelines will be located within the lined cell for containment in the event of a pipe leak. The pad for the pump will be designed to drain into the leach pad to control leaks from the pump.

The pad liner system will consist of four components: the prepared subgrade, the liner material, a solution collection system on top of the liner and a protective overliner material. The prepared subgrade will be a well-graded material prepared and compacted to a surface for placement of the appropriate liner material. The pad liner will be constructed as a double-liner system with two different sections. The liner within the solution storage area will be double-lined with HDPE material and a leak collection and recovery system, including leak detection monitors and a pipe collection system, between the two liners. The lower liner placed on the subgrade will be 40-mil thick HDPE and the upper liner will be 60-mil thick HDPE. Pad liner placed upslope of the solution storage area will be a composite liner that will consist of low-permeability soil liner directly overlain by a 60-mil thick HDPE liner. The 60-mil thick HDPE liner will be continuous with the 60-mil thick liner in the solution storage area. Protective overliner material will be crushed ore placed in a 0.5 to 1.0-meter (1.6 feet to 3.3 feet) thick lift over the lined area. This protective overliner will serve to secure the solution collection piping and provide direct access in the pad area for lightweight vehicles and the conveyor system. Initial placement of the material will be integrated with pad construction to create a working area of sufficient size for production. Thereafter, laying of the pipes and spreading of the overliner will be done in conjunction with the pad loading plans.

The leach recovery schedule is based on three parameters: the metallurgical characteristics of the ore, physical delays in the handling of ore and solutions and the retention of values in solution within the heap. Once the heap has been under leach for a complete leach cycle and a constant daily tonnage is being stacked, estimated recoveries are as follows:

            PERCENTAGE OF 80% GOLD, 75% SILVER
            ----------------------------------
              DAYS      AU        AG
              ----      --        --
               90        60        40
              180        15        25
              270        10        15
              360       7.5        10
              450       5.0         5
              540       2.5         5
                        ---       ---
                        100       100
                        ---       ---
                        ---       ---

Additional recovery on a 100% recovery basis is expected to be as follows:

              DAYS      AU        AG
              ----      --        --
               960      2.0       3.0
              1320      1.0       2.0

The modification for the first year's production schedule must take into account the load-to-leach delays, delays from the additional lifts and, most importantly, the values retained in heap solutions. The heaps will be detoxified prior to closure by a rinse of a combination of fresh water and peroxide-treated recycled water. The heap will be rinsed by cells. Each cell is estimated to require a two-year period to detoxify to required cyanide levels. The amount of fresh water available is limited by the well source and the other demands of production: agglomeration and dust suppression. During the production years, 18.9 liters (5 gallons) per second will be available. After mining has ceased, 37.9 liters (10 gallons) per second will be available. The addition of fresh water must be matched by the loss of water to evaporation. Production during the detoxification period will come from two sources. Gold and silver will be recovered as a result of extending the leach cycle and from the solutions entrained in the heap that are rinsed during the period.

RECOVERY. The Soledad Mountain Project gold recovery plant will be a conventional Merrill-Crowe circuit because of the high silver content in the ore. The ore body average silver content is 14.78 grams per tonne (.43 oz. per ton) but the silver content of the feed will occasionally exceed 34.3 grams per tonne (1.0 oz. per ton). During heap detoxification, when cyanide levels drop below levels suitable for Merrill-Crowe processing, a small carbon plant will be used.

CLOSURE, RECLAMATION AND BONDING. The reclamation requirement for the Soledad Mountain Project includes removal of all structures, shaping and seeding of the heaps, seeding of portions of the waste dumps and the ripping up or removal of all roads. The mine pits will require little or no reclamation. Reclamation requirements are influenced by the fact that the Soledad Mountain Project is located in a desert climate, with less than 14.5 centimeters (5.7 in.) of annual rainfall. Reclaimed slopes may be as steep as 1:1 and there is no requirement for demonstration of re-vegetation. Growth media (generally, the top 5.0 centimeters [2 in.] of cover) will be removed from the waste dump and heap leach sites and stockpiled for final reclamation. It is expected that the growth media will contain most of the seeds necessary for the reclamation. The waste dumps and heaps will be benched by bulldozer upon the completion of mining and roadways will be ripped up. The growth media will be distributed along the benches and in the roadways.


Several bonds will be required for the Soledad Mountain Project: a Surface Mining and Reclamation Act bond, to be held by Kern County, to cover the general reclamation of the site, including the waste dumps, roads, mine pits and building removal; a detoxification and closure bond, to be held by the Lahontan Regional Water Quality Control Board (the "LRWQCB"), relating to the heap back process areas; and an "unforeseen event bond", to be held by the LRWQCB, which is intended to bond for a catastrophe that would contaminate surface or ground water with processed water. As there are no surface streams at Soledad Mountain, the bond would apply to ground water only.

The amounts of these bonds will be determined by the regulatory authorities when permits are granted for the Soledad Mountain Project. Based on currently available information, the Company estimates that these costs will be approximately $3,000,000 once production at the mine commences, increasing to $5,000,000 by the end of the life of the mine. The Company expects to meet these bonding requirements by purchasing surety bonds from one or more insurers. Alternatively, the Company may post money market securities, such as certificates of deposit, or bank letters of credit in lieu of, or in addition to, such surety bonds.

PERMITTING PROCESS. A number of permits and approvals are required with respect to all aspects of construction, operations and closure of a mine at the Soledad Mountain Project. While approvals do not constitute a permit as such, they are an integral part of the permit process and have significant importance. The Company expects the permitting process for the Soledad Mountain Project to be relatively straightforward. There is a long mining tradition in the area of the project and the surrounding area and Kern County has designated mining as one of the best uses for land in the area of the project. Two similar projects are located nearby, one in the final phases of operation and the other in closure. The Company is not aware of any sensitive plants or animals in or near the project area.

The Kern County Planning and Development Department has the lead role in the development and review of the environmental documents in accordance with the Memorandum of Understanding between Kern County and the United States Department of the Interior's Bureau of Land Management (the "BLM"). An environmental impact report ("EIR") is required by the California Environmental Quality Act wherever cyanide is used to process precious metal ores and the United States National Environmental Policy Act requires some form of environmental review, with an environmental impact statement ("EIS") being the most comprehensive of these.

In February 1996, the Company submitted a draft combined EIR/EIS report, prepared by an independent contractor, to Kern County and the BLM. The permitting process provides for public comments and two public meetings were held by the BLM in April 1996. There is also opportunity for the public to provide written comments.

The public comment period ended June 30, 1996; the Company received comments directed toward the project's effect on ground water quality and quantity, air quality, the effect of development on native species of plants and animals, the visual impact of the project and the potential hazards associated with transporting supplies and chemicals to the project site. These comments and the results of specific studies undertaken partially in response to the comments will be incorporated in the combined EIR/EIS report, and this document will then be released to the public for three months, after which time the BLM will give its "Record of Decision" and Kern County will provide its decision. The Company expects that it will receive the final decisions on its permitting application by late 1997.

The Company believes that an unfavorable decision by either the BLM or Kern County would become known before the EIR/EIS is complete, since both agencies are expected to express their preferred alternative in the draft EIR/EIS. If the project is viewed disfavorably, the Company will either continue to mitigate the BLM's and Kern County's concerns until approval is granted, or redesign the plan of operation to an acceptable standard. Were the plan of operation to be redesigned, the permitting process could begin anew.

ENVIRONMENTAL ISSUES.

ACID GENERATION. A number of samples representing different rock types from the Project site were tested for acid generation/neutralization potential. Two methods for evaluating acid generation/neutralization potential were used in the review of each of the samples. Under one method, none of the samples were found to be acid generating or acid toxic as indicated by pH level. Using a second technique, one sample was found to be marginally acid generating. Because the rock type represented by this one sample would constitute approximately 10% of the waste and will be disbursed throughout the several dumps with overwhelming volumes of rock that have an excess of buffering capacity, the Company is of the view that this waste is unlikely to create an acid generation problem.

To meet closure requirements, all of the processed material will remain on the lined pad following rinsing. The Company believes that this, along with large amounts of cement and other basic compounds used in solution to be used in acidity control, will mean that there will be no material risk of acid generation in the heaps.

HYDROLOGIC DATA. The Soledad Mountain Project is in the northern portion of the Antelope Valley ground water basin and experiences an average annual rainfall of less than 14.5 centimeters (5.7 in.). There are no surface waters of any kind, other than the periodic runoff that follows the rare heavy rains that typically occur during the winter months. Drainage in the area of the project is controlled by a series of deeply incised gullies and channels that ultimately drain to the north-west into the Chaffee hydrologic area. The water that does not evaporate typically percolates into the Antelope Valley ground water. No water quality data are available for surface runoff. Ground water in the bedrock underlying the area is almost certainly very modest in quantity and is restricted to fractures. The alluvial cover on the valley fill are known sources of important amounts of ground water. Water in these cases is typically at 55 to 61 meters (180 to 200 feet) in depth.

Wells in the shallow alluvium are historically low yield in nature, while those in areas with a substantial amount of alluvial fill can be important producers. Water quality data are limited; however, sufficient data are available to confirm that the water is acceptable for the process applications proposed.

WATER QUALITY ISSUES. Once mining at the project has commenced, control of surface water in the area will be achieved through the construction of intercept trenches to preclude the uncontrolled runoff from coming into contact with the leach heaps or other materials that might degrade water quality. Also, the heap leach process that the Company intends to employ does not include direct or indirect waste water discharges.

Ground water protection from leaching solutions will be achieved through the use of a double liner system augmented by a leachate collection and recovery system. A monitoring system below the liner will also be incorporated for leak detection. Additional monitoring wells will be placed down gradient in the direction of probable flow as an additional protective feature.

AIR QUALITY ISSUES. The project lies within the Southeast Desert Air Basin, which is under the jurisdiction of the Kern County Air Pollution Control District. The area is designated as unclassified for PM(10) emissions (that portion of the total suspended particulates less than 10 microns in size) and as a non-attainment area for ozone. The typically windy conditions and very dry nature of the area are probably responsible for the high PM(10) background levels recorded at several nearby monitoring stations. On-site air sampling was conducted for approximately one year with high background PM(10) levels found.

Fugitive dust, when combined with the background dust, may cause unacceptable levels of PM(10) emissions off-site, and may represent the greatest potential environmental issue. A PM(10) level of 44 micrograms per cubic meter is projected by computer modelling utilizing a mining rate of 30 million tons per year of oreand waste. This level is below the California attainment standard of 50 micrograms per cubic meter and the Federal standard of 150 micrograms per cubic meter. However, the Company believes that it will achieve compliance with applicable standards by a greater margin, as a result of the fact that the modelling methodology assumes worst likely case conditions which are considered unlikely to be encountered in actual operations and based on the use by the Company of commonly-accepted dust control techniques in all phases of mining and crushing.

FACILITIES AND EMPLOYEES. The Company's principal executive offices are located in a 1,200-square foot facility at 104 South Freya Street in Spokane, Washington. The Company also leased facilities at Rosamond, California until December, 1996. At March 1, 1997, the Company employed three full-time and zero part-time management, finance and administrative employees at its Spokane office, and 12 full-time and zero part-time employees at its Mojave office.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

INTRODUCTION. The following is a discussion of the operating results of the Company for the fiscal years ended May 31, 1996 and 1995 and for the period from inception (November 21, 1985) through May 31, 1996, and for the six-month periods ended November 30, 1996 and 1995. Effective May 21, 1996, the Company changed the currency in which it reports its financial results from the Canadian dollar to the U.S. dollar. All comparative figures in the Company's consolidated financial statements included in this Form 10-SB and the discussion which follows have been restated to U.S. dollars, as set out in Note 2(c) to the consolidated financial statements. The selected consolidated financial information set out below and certain of the comments which follow have been derived from the consolidated financial statements of the Company included elsewhere in this Form 10-SB and should be read in conjunction with such financial statements and the notes thereto.

On May 21, 1996, the board of directors of the Company approved the adoption of a change in the fiscal year-end of the Company, from May 31st to December 31st. This change took effect with the year ending December 31, 1996.

STATEMENTS OF OPERATIONS AND DEFICIT AND CHANGES IN FINANCIAL POSITION DATA.

                                 SIX MONTHS ENDED
                                    NOVEMBER 30,                     YEARS ENDED MAY 31,
                                1996           1995          1996            1995           1994
                                 ----           ----          ----            ----           ----
                                    (UNAUDITED)
Deferred exploration and
 development expenditures
 for the period             $ 2,049,569   $    906,571    $ 1,848,009     $  519,370     $  493,647
Loss (earnings) for the
 period                         236,631         53,420        426,380        219,576        158,193
Deficit at the end of the
 period                       2,051,518      1,217,291      1,690,977      1,163,871        944,295
Cash provided by (used in)
 financing activities           951,910      1,886,187     12,537,475        273,018      1,432,285


BALANCE SHEET DATA.


                                 SIX MONTHS ENDED
                                    NOVEMBER 30,                     YEARS ENDED MAY 31,
                                1996           1995          1996            1995           1994
                                 ----           ----          ----            ----           ----
                                    (UNAUDITED)
Current assets              $ 6,486,649   $    968,642    $ 9,877,992     $  165,023     $  768,119
Mineral properties            3,885,847      2,125,070      2,401,023      1,978,320      1,873,683
Deferred exploration and
 development expenditures    10,051,930      7,060,923      8,002,361      6,154,352      5,634,982
Total assets                 21,264,995     10,295,906     20,711,808      8,423,014      8,320,424
Current liabilities             521,219        262,397        481,586        780,759        623,167
Long-term notes payable       1,909,265         72,955      1,045,230         78,144         87,436
Total liabilities             2,430,484        335,352      1,526,816        858,903        710,603
Shareholder's equity         18,834,511      9,960,554     19,184,992      7,573,111      7,609,821


RESULTS OF OPERATIONS.

OVERVIEW. During the periods indicated in the discussion which follows, the Company has been in the exploration stage of its business and therefore has earned no revenue from its operations. Variations in the level of expenses between periods have been as a result of the nature, timing and cost of the activities undertaken in the various periods. Financing of the continued exploration of the Soledad Mountain Project during such periods has been obtained through the sale of shares of common stock of the Company in predominantly offshore transactions, and through borrowings.

SIX MONTHS ENDED NOVEMBER 30, 1996 COMPARED TO SIX MONTHS ENDED NOVEMBER 30, 1995. Exploration and development expenditures of $2,049,569 for the six-month period ending November 30, 1996 exceeded exploration and development expenditures for the six-month period ended November 30, 1995 by $1,142,998.
The increase in expenditures resulted from an extensive drilling program conducted to verify reserves at the Soledad Mountain Project, permitting expenses and increased personnel at the project site. The loss of $236,631 for the six-month period ending November 30, 1996 exceeded the loss for the corresponding period in the previous year by $183,211. This was due to an increase in administrative expenditures resulting from the hiring of management personnel in December 1995 and February and May 1996. Cash provided by financing activities decreased from $1,886,187 for the six months ended November 30, 1995 to $951,932 for the six months ended November 30, 1996. During the period ended November 30, 1995, the Company issued shares of its common stock for cash in a private placement; no comparable transaction occurred during the period ended November 30, 1996.

YEAR ENDED MAY 31, 1996 COMPARED TO YEAR ENDED MAY 31, 1995. Exploration and development expenditures of $1,848,009 for the year ended May 31, 1996 exceeded exploration and development expenditures for the year ended May 31, 1995 by $891,073 (before a recovery of cost in the amount of $437,566 for the year ended May 31, 1995). The increase in expenditures resulted from an extensive drilling program conducted to verify reserves at the Soledad Mountain Project. The loss of $426,380 for the year ended May 31, 1996 exceeded the loss for the previous year by $206,804. This was due to an increase in administrative expenditures resulting from the hiring of additional management personnel in December 1995. Cash provided by financing activities increased from $273,018 during the year ended May 31, 1995 to $12,537,475 during the year ended May 31, 1996. This increase is attributable to the Company's issuance and sale of special warrants during the year.

YEAR ENDED MAY 31, 1995 COMPARED TO YEAR ENDED MAY 31, 1994. Exploration and development expenditures of $956,936 (before a recovery of cost received in the amount of $437,566) for the year ended May 31, 1995 increased by $463,289 over exploration and development expenditures for the year ended May 31, 1994. This increase was largely due to an increase in expenditures for drilling and consultants. The loss of $219,576 for fiscal 1995 increased by $61,383 over the loss for fiscal 1994. This was due primarily to professional fees, which increased by $75,000 between these periods. Cash provided by financing activities decreased from $1,432,285 for the year ended May 31, 1994 to $273,018 for the year ended May 31, 1995. The cash provided by financing activities during the year ended May 31, 1994 resulted largely from the issuance by Golden Queen of Common Shares as described under the heading "Certain Relationships and Related Transactions".

LIQUIDITY AND CAPITAL RESOURCES.

INVESTING ACTIVITIES. The Company acquired the Soledad Mountain Project in 1986 and since then has been engaged in solidifying its land position and conducting several drilling and sampling programs in order to delineate ore reserves on the project. The Company continues to focus its attention on exploring and developing the project, with a view toward commencing production in the second half of 1998.

During the six months ended November 30, 1996, the Company expended approximately $3,960,000 on the Soledad Mountain Project. On a cumulative basis since inception, the Company has expended approximately $14,750,000 on the project. These cumulative costs consist of acquisition costs of approximately $4,235,000, capitalized development and exploration costs of $10,050,000 and capital assets of $465,000.

FINANCING ACTIVITIES. Since inception, the Company has raised approximately $19,940,000 from the sale of equity securities to support its business activities. These transactions consisted of: the issuance in fiscal 1986 of 1,425,001 shares of common stock for cash, at the price of approximately $0.10 per share, resulting in proceeds to the Company of $141,313; the issuance in fiscal 1987 of 550,000 shares of common stock for cash, at the price of approximately $0.47 per share, resulting in proceeds to the Company of $256,971, and the issuance in such year of an additional 25,000 shares of common stock for property valued at $13,742; the issuance in fiscal 1988 of 1,858,748 shares of common stock for cash, at the price of approximately $0.94 per share, resulting in proceeds to the Company of $1,753,413; the issuance in fiscal 1989 of 1,328,750 shares of common stock for cash, at the price of approximately $1.36 per share, resulting in proceeds to the Company of $1,814,133, and the issuance in such year of an additional 100,000 shares of common stock for property valued at $227,819; the issuance in fiscal 1990 of 1,769,767 shares of common stock for cash, at the price of approximately $1.57 per share, resulting in proceeds to the Company of $2,771,815, and the issuance in such year of an additional 8,875 shares of common stock for property valued at $14,855; the issuance in fiscal 1994 of 5,834,491 shares of common stock for cash, at the price of approximately $0.26 per share, resulting in proceeds to the Company of $1,536,260, and the issuance in such year of an additional 128,493 shares of common stock for property valued at $23,795; the issuance in fiscal 1995 of 648,900 shares of common stock for cash, at the price of approximately $0.28 per share, resulting in proceeds to the Company of $182,866; the issuance in fiscal 1996 of 2,349,160 shares of common stock for cash, at the price of approximately $0.86 per share, resulting in proceeds to the Company of $2,023,268; the issuance in fiscal 1996 of an additional 506,215 shares of common stock in exchange for indebtedness of $662,282; and the issuance in fiscal 1996 of 5,500,000 special warrants (resulting in proceeds to the Company of $9,453,437), which special warrants were subsequently exchanged for 5,500,000 common shares and warrants to purchase an additional 2,750,000 shares of common stock.

PLAN OF OPERATIONS.

PROPOSED ACTIVITIES AND ESTIMATED COSTS.  As is more specifically disclosed in
Item 1 of this registration statement, in the subsection entitled "Mining Ore and Recovery Plan," the Company has substantially completed its exploration of the Soledad Mountain Project and intends to develop the project as an open pit gold and silver mining and cyanide heap leach recovery operation. The Company's plans include the construction of facilities, mining by open pit methods and processing precious metals ores at a rate of up to 3.6 million tonnes (4 million tons) per year for at least seven years. This will be followed by heap detoxification and reclamation of the project site. The Company expects to begin producing gold and silver from the project in the second half of 1998.

The total capital cost of the Soledad Mountain Project is estimated to be $59,500,000, consisting of an initial capital component and a future component covering deferred and replacement capital, including reclamation. Initial capital costs required to put the project into production are estimated to be $47,800,000. This estimate is based on a 12-month construction period starting immediately after permits are received. The estimate includes purchases of all equipment and facilities, including mobile equipment. Deferred and replacement capital costs required to complete all facilities to accommodate life-of-mine ore production are estimated to be $11,700,000, including continuation of land acquisition payments, leach pad additions, equipment replacement and/or major overhauls and heap rinse down. Reclamation occurring during mine operation will be carried as an operating expense.

Based on a stripping ratio of 2.49 to 1, the Company estimates total operating costs of $5.92 per tonne ($5.36 per ton) of ore processed, comprised of mining costs of $2.79 per tonne ($2.53 per ton), processing costs of $2.59 per tonne ($2.34 per ton) and general and administrative costs of $0.55 per tonne ($0.50 per ton). The feasibility report prepared for the Company by Pincock, Allen & Holt described below concludes that these proposed operating costs have been estimated in accordance with industry practice. The Company estimates that 94,300 ounces per year of gold equivalent can be produced at a direct cash cost of $223 per ounce and a total operating cost, including royalties and local taxes, of $245 per ounce. Total production cost, including capital but excluding sunk cost, is estimated at $334 per ounce of gold equivalent.

In addition, the Company had budgeted $5,400,000 for additional on-going drilling to further delineate ore at the Soledad Mountain Project. These proposed drilling activities include: a $2,200,000 deep drilling program to determine whether substantial minable reserves, estimated on the basis of underground cross-cut assays from the 1930s and 1940s to be approximately 13.6 million tonnes (15.0 million tons), exist at 152 to 366 meters (500 to 1,200 feet) below the surface of the project; a $300,000 drilling program to further delineate ore at the stockworks area of the proposed mine; a $1,400,000 in-fill drilling program to be conducted during the first two years of mine production to facilitate detailed mine planning; and a $1,500,000 program to explore the south-east extension of one identified ore vein to determine whether there is a continuation of the structure.

The following table summarizes the activities proposed to be undertaken by the Company during the twelve-month period commencing January 1, 1997, and the estimated costs of such activities.

         Underground drilling                    2,000,000
         Surface drilling                        1,000,000
         Engineering design                      2,400,000
         Permitting and feasibility study        1,000,000
                                                 ---------
                   Total                         6,400,000

The Company has expended approximately $2,000,000 to complete a final bankable feasibility study prepared by Pincock, Allen & Holt of Lakewood, Colorado in December 1996. This expenditure was necessary to complete the design of the crushing plant, or heap, solution handling systems, haul roads and associated surface infrastructure at the Soledad Mountain Project. The bankable feasibility study is now at a level of accuracy deemed appropriate for project financing purposes. An internal preliminary feasibility study was prepared by the Company and reviewed by Pincock, Allen & Holt in early 1996; that report, however, was a study of the project generated solely for internal purposes, to ascertain the economic viability of the project. It was not prepared for purposes of obtaining bankable feasibility.

SOURCES OF FINANCING. As of December 31, 1996, the Company held approximately $5,400,000 in unrestricted cash and held-to-maturity securities. As is disclosed in the foregoing table, based upon currently available information the Company estimates that it will need approximately $47,800,000 to begin production at the Soledad Mountain Project. This financing is expected to be derived from additional sales of common stock, and from bank borrowings or other means. Alternatively, the Company may determine that it is in the best interests of its shareholders to enter into a joint development or similar arrangement with another mining company to develop the Soledad Mountain Project.

The Company does not have a commitment for bank financing or for the underwriting of additional shares of its common stock, and is not a party to any agreement or arrangement providing for the joint development of the Soledad Mountain Project. Whether and to what extent additional or alternative financing options are pursued by the Company will depend on a number of important factors, including: the results of further development activities at the Soledad Mountain Project, management's assessment of the financial markets, the overall capital requirements for development of the project, and the price of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, such as inflation, the strength of the United States dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold producing countries throughout the world. As of March 1, 1997, world gold prices were approximately $365 per ounce, a reduction of approximately 8% from prices a year ago. If gold prices do not strengthen, it may not be economical for the Company to place the Soledad Mountain Project into production.

ITEM 3.  DESCRIPTION OF PROPERTY.

LOCATION AND ACCESS. The Soledad Mountain Project is located in the Mojave Mining District in Kern County in southern California, approximately
2.4 kilometers (1.5 miles) from Highway 14, a paved, four-lane highway. Los Angeles, California is about 145 kilometers (90 miles) south of the project and the metropolitan area of Lancaster/Palmdale, California is less than 48 kilometers (30 miles) to the south by Highway 14. Secondary paved access roads extend from Highway 14 and encircle Soledad Mountain, providing access to the project site. Major power lines come to within a few hundred meters of the plant electrical substation on the north-east corner of the project.

While there is no source of water naturally occurring on the site in quantities sufficient for the expected needs of the project, an area controlled by the Company to the north of Soledad Mountain is recommended for well development at an estimated depth of 61 to 122 meters (200 to 400 feet). An alternate site, also controlled by the Company, to the west of Soledad Mountain is estimated to require drilling to a depth of 213 meters (699 feet).

The population centers of Mojave, Lancaster, Bakersfield and Los Angeles, all located within a 161-kilometer (100-mile) radius of the project, are sources for the labor, supplies, material and equipment needed for the project. The Santa Fe Railway line runs parallel to, and just east of, Highway 14. The town of Mojave, California provides a convenient railhead for delivery of large pieces of equipment. Other aspects of regional infrastructure already in place and available to support the Soledad Mountain Project include hospitals, ambulance service, fire fighting service, garbage disposal, schools, living accommodations, shopping, airline services and recreational areas.

Local climatic conditions reflect the high desert environment of the Mojave Desert in southern California. Conditions are variable, with temperatures ranging from below freezing in the winter to more than 40.6 DEGREES Celsius (105 DEGREES F) in the summer. Wind is a factor with respect to structural stability, as gusts frequently reach 100 to 130 kilometers (62 to 81 miles) per hour. Flora and fauna are sparse in the project area, reflective of the Mojave Desert environment. No perennial streams or springs exist in the project area and the only surface run-off occurs during the heavy rainstorms that are most prevalent from December through March of each year.

LAND OWNERSHIP AND MINING RIGHTS. The legal description of the Soledad Mountain Project area includes portions of Sections 5, 6, 7 and 8 in Township 10 North, Range 12 West and Sections 1 and 12 in Township 10 North, Range 13 West, San Bernardino Baseline and Meridian. Most of the mining and processing facilities will be located in Section 6 in Township 10 North, Range 12 West. The project area is a 497-hectare (1,228 acres) contiguous block within an area of approximately 1,012 hectares (2,501 acres) held by the Company. The project property is comprised of 33 patented lode mining claims, 123 unpatented lode mining claims, one unpatented placer mining claim, one patented mill site claim, six unpatented mill site claims and 379 hectares (937 acres) of fee land. One hectare is approximately equal to 2.471 acres.

The project property is held by the Company through the Subsidiary under a variety of agreements with 79 property owners. These agreements include 64 mining leases, two exploration agreements with options to purchase and five purchase agreements that are in various stages of completion. The Company believes that all of the land necessary for the development of the project has either been secured under one of these agreements or is controlled by the Company through ownership of the land in fee or where the Company is the holder of unpatented claims.

The Company commissioned a formal title opinion covering the project property which was rendered in August and September 1996. With such a complicated ownership history as is common in historic mining districts, it is typical for title problems to exist with respect to properties in the area in which the project is located. The title opinion reveals that the few title questions which exist with respect to title to the property do not present a material threat to the project. The Company is attempting to resolve the title issues of which it is currently aware with the assistance of its California counsel, a law firm with experience in title matters relating to properties in the Mojave Mining District.

A comprehensive land survey of the project area has not yet been undertaken. Since 1993, the whole of the project area and much of the immediate surrounding area has been segregated from appropriation under the United States General Mining Law of 1872. The segregation terminates May 8, 2000 and is additional protection to the Company in the event open ground exists in the project area.

The various property purchase agreements to which the Company is a party typically require payment by the Company of the purchase price over an extended period of time. In most cases, a somewhat larger advance payment was made at the time the agreement was entered into and, in some instances, a larger payment is due at the time the purchase is completed. Certain of the property purchase agreements require the payment by the Company of royalties upon the commencement of commercial production from the project. As of the date of this registration statement, approximately $2,800,000 remained to be paid by the Company under these various property purchase agreements. Approximately $1,100,000 of this amount is due within the ensuing twelve months.

The leases to which the Company is a party typically require payment in the form of advance minimum royalties. With one exception, these payments are subject to a credit when production from the project starts. In both the leases and the purchase agreements, applicable royalties are restricted to the property covered by the lease or agreement, as the case may be. Most of the royalties are of the net smelter return ("NSR") type and are based on a sliding scale, with the percentage amount of the royalty being a function of the ore grade on the property to which the royalty relates. Typically, the royalties are 5% NSR or less, with an expected average of 3.1% NSR based on the sliding scale royalty percentage and the modest grade of the deposit. Many of the leases provide that the royalty payable to the lessor is subject to adjustment in the event that the interest of such lessor in the property leased to the Company is greater or less than represented by the lessor in such lease. A number of the agreements have an additional modest royalty consideration which applies in the event that non-mineral commodities, such as aggregates, from the property are sold.

PROPERTY ACQUISITIONS. In the three years preceding the date of this registration statement, the Subsidiary acquired a number of property interests in the Soledad Mountain Project area, at a total cost of approximately $2,700,000, in the following transactions.

In March 1995, the Subsidiary acquired 1.2 hectares (3 acres) of fee land from William and Dorothy Meier of Valley County, Idaho. In April 1995, the Subsidiary acquired an option to purchase all of the outstanding shares of Karma Wegmann Corp., a California corporation, from Grace W. Meehl, Madge W. Wolff, Stephen G. Wegmann, Michael L. Wegmann, John G. Hodgson, Virginia L. Sigl, Patrick L. Wolff and George P. Wolff, most of whom reside in California. Karma Wegmann Corp. owns an aggregate of six patented lode mining claims, seven unpatented lode mining claims and one patented mill site claim in the project area. In January 1996, the Subsidiary exercised its option to purchase such shares. Pursuant to the terms of the Subsidiary's agreement with the owners of the shares of Karma Wegmann Corp., such shares will be held in escrow and will remain registered in the names of the vendors until the vendors have received the final instalment of the purchase price, which is payable on the earlier of July 1, 1999 or whenever the Soledad Mountain Project is brought into sustained production. In September 1995, the Subsidiary acquired 16.2 hectares (40 acres) of fee land from the Paveen Gupta Medical Corporate Defined Benefit Pension Plan of Culver City, California. This property is presently being held in escrow pending completion of the transaction, which is expected to occur in October 1996. In March 1996, the Subsidiary acquired three unpatented mining claims from Eric W. Godfrey, James P. Sigl, the Joseph Meehl Estate, John G. Meehl and the Meehl Family Trust of Venice, California. In June 1996, the Subsidiary acquired two parcels of property aggregating approximately four hectares (10 acres) from the Federal Home Loan Mortgage Corporation of Texas and Rolando and Delia Cruz of Texas.

One of such parcels is adjacent to the project area and the other is within the project area. In August 1996, the Subsidiary entered into a purchase agreement with Southwestern Refining Corporation of California to acquire approximately twelve hectares (30 acres) of property within the project area. This transaction closed in September 1996. In September 1996, the Subsidiary purchased approximately two hectares (4.9 acres) of property outside the project area from James and Diane Prentice of California. The Subsidiary has purchased the following parcels outside of the mine site area. In June, 1996, a home and two hectares (5.0 acres) from Federal Home Loan Mortgage Corporation. In September, 1996, a home and two hectares (5.0 acres) from James and Diane Prentice of California. In December, 1996, a home and two hectares (5.0 acres) from Richard and Kimberly Smith of California. In January, 1997, a home and two hectares (5.0 acres) from Guadalupe and Enriqueta Munoz of California. In January, 1997, one hectare (2.5 acres) from Larry Mettert of California.

The Company does not require additional properties to place the Soledad Mountain Project into production, and has no present plans to acquire any properties within the mine area. The Company continually evaluates other precious metals mining opportunities for possible acquisition or joint venture, and from time-to-time engages in exploratory discussions regarding such opportunities.
As of the date of this registration statement, the Company has no agreement, undertaking or other arrangement with any person regarding the acquisition of mining properties outside the Soledad Mountain Project area.

GEOLOGY.

REGIONAL GEOLOGY. The structural history of the western United States is complex, with orogenic events occurring from the Late Cretaceous Period to the Middle Miocene Epoch (approximately 74.5 million to 16 million years ago). The Sierra Nevada Range and the San Bernardino Mountains, the principal arcs surrounding the Soledad Mountain area, are relatively narrow, with well-defined zones of calc-alkaline volcanic and plutonic activity. Deposits of copper, iron, molybdenum, tungsten, gold and silver are associated with these orogenic events. Miocene volcanic units rest unconformably on Late Cretaceous quartz monzonite (Sierra Nevada Batholith) basement. This suggests that the volcanic center at Soledad Mountain may lie in a domed or tectonically-elevated area, perhaps the topographic margin of a caldera with the central collapsed area represented by the accumulation of tuffaceous sediments south of Soledad Mountain in the Rosamond Hills area.

SITE GEOLOGY. Soledad Mountain is a moderately-eroded silicic volcanic center of Middle-to-Late Miocene Epoch (approximately 21.5 million to 16.9 million years ago) and is interpreted as part of a large caldera. Volcanics consist of felsic flows, tuffs and breccias with rock types ranging from quartz latite to rhyolite. Faults have disrupted all major rock types with the major faults trending N10 DEGREES E to N40 DEGREES W. The faults dip from 70 DEGREES to 90 DEGREES near the surface and 45 DEGREES to 60 DEGREES at depth. On the north-east side of the project area, the faults tend to dip toward the north-east, while the faults on the south-west side tend to dip towards the south-west. From east to west, the principal veins crop out within a north-west-trending belt about 1,219 meters (3,998 feet) wide and about
1,981 meters (6,498 feet) long.

The mountain consists of coalescing and interpenetrating volcanic domes, along with lava flows and pyroclastic ash-fall tuffs and flows. Volcanic compositions range from quartz latite to rhyolites with ages ranging from 21.5 to
16.9 million years. Other past gold producing structures in the district show similar characteristics to Soledad Mountain. Common features are an epithermal hot spring style of mineralization, host rocks consisting of calc-alkaline volcanics and structurally controlled mineralization. The gold mines within the Mojave Mining District appear to line the rim of a collapsed caldera. The center of the caldera is south-east of Soledad Mountain, north of the Tropico Mine and south-east of the Cactus Gold Mine.

The Standard Hill Mine, north-east of Soledad Mountain, consists of faults filled with quartz veins that cross-cut quartz monzonite and quartz latite volcanics. The veins strike north to north-west with shallow dips towards the east and north-east, respectively. This deposit represents a mineralization lower in the system than Soledad Mountain. The Tropico Mine, seven miles to the south, consists of Cretaceous quartz monzonite overlain by volcanics of quartz latite flow-banded rhyolite and rhyolite porphyry similar to those of Soledad Mountain. The veins strike east to west and dip 65 to 70 degrees to the south. Quartz veins fill pre-mineral faults, with movement continuing during and after mineralization. The Cactus Gold Mine, five miles to the west, consists of quartz latite to rhyolite flows, resting unconformably on quartz monzonite. The strikes of the veins vary from north-east to north-west, with the dips varying from the south-east to north-east. Mineralization is associated with quartz-filled faults, fault breccia and zones of silicification and argillization of the wall rock.

The mineralized faults at Soledad Mountain show two distinct dip directions.
The faults on the north-east portion of Soledad Mountain dip 60 to 85 degrees to the north-east. Faults on the south-west portion of Soledad Mountain dip 60 to 85 degrees to the south-west. The area between these sets of faults represents a vent axis trending north-west, forming an elevated crest with an underlying competent root system. Upon the collapse of the caldera, block faulting along the slopes was deflected away from the vent axis and its competent root system. Mineralization occurs in a series of epithermal veins, faults and shear zones. Vein widths vary up to fifteen meters and are consistent along strike and down dip. Some of them have been mined to a vertical depth of 305 meters (1,000 feet). Testing has shown that the principal ore minerals are native gold, electrum and a suite of silver minerals consisting of acanthite, native silver, pyrargyrite and polybasite in a gangue of oxidized, brecciated, quartz with minor pyrite. Traces of sphalerite, chalcopyrite and galena are also present.

The lateral extent of mineralization in the different volcanic units at Soledad Mountain varies. Mineralization of the volcanic flow units of quartz latite, flow-banded rhyolite and porphryitic rhyolite is generally confined to faults and fault breccias and shows a weak lateral potential for mineralization into the wall rock. Where mineralized faults and veins cross-cut the middle and upper pyroclastic units, a wider halo of mineralization into the host rock occurs. This indicates penetration of hydrothermal solutions into the more permeable and porous tuffaceous units of the Soledad Mountain complex.

The Company believes the geology of the Soledad Mountain Project area is conducive to its intended operations.






            [The balance of this page has been intentionally left blank.]

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth as of March 1, 1997, the names of, and number of shares of common stock of the Company beneficially owned by, persons known to the Company to own more than five percent (5%) of the Company's common stock; the names of, and number of shares beneficially owned by each director and executive officer of the Company; and the number of shares beneficially owned by, of all directors and executive officers as a group. At such date, the number of shares of common stock of the Company outstanding or deemed outstanding pursuant to presently exercisable options and warrants was 27,874,500 shares.

                             AMOUNT AND NATURE OF
                            BENEFICIAL OWNERSHIP
                             (ALL DIRECT UNLESS                     PERCENT
NAME OF OWNER                 OTHERWISE NOTED)                      OF CLASS
-------------               ----------------------                   --------
Paul A. Bailly(1)                    306,176                          1.10%

Steven W. Banning(2), (3)          1,000,000                          3.58%

Bernard Goodson(4)                   100,000                          0.36%

Richard W. Graeme(5)                 200,000                          0.72%

Gordon C. Gutrath(2), (6)            195,000                          0.70%

Jerrold W. Schramm(2), (7)            90,000                          0.32%

Chester Shynkaryk(2), (8)            389,508                          1.40%

Edward G. Thompson(2), (9)           183,200                          0.66%

Christopher M.T. Thompson(10)        462,866                          1.66%

All directors and executive
  officers as a group
  (9 persons)(11)                  2,926,750                         10.50%

VenturesTrident II, L.P.(12)       4,758,061                         17.07%

Landon T. Clay(13)                 1,511,033                          5.42%

--------------------

(1) Mr. Bailey's tenure as a director of the Company ended on December 31, 1996.
(2) Currently a director of the Company.
(3) Includes presently exercisable options for the purchase of 580,000 shares of common stock.
(4) Includes presently exercisable options for the purchase of 33,333 shares of common stock.
(5) Includes presently exercisable options for the purchase of 133,333 shares of common stock.
(6) Includes presently exercisable options for the purchase of 90,000 shares of common stock.
(7) Includes presently exercisable options for the purchase of 90,000 shares of common stock.
(8) Includes presently exercisable options for the purchase of 175,000 shares of common stock.
(9) Includes presently exercisable options for the purchase of 130,000 shares of common stock.
(10) Mr. Thompson's tenure as a director of the Company commenced January 29, 1997. Includes presently exercisable options for the purchase of 130,000 shares of common stock.
(11) Excluding Mr. Bailey, who ceased being a director December 31, 1996, the number of shares of common stock held by all directors and executive officers of the Company as a group was 2,620,574 shares or approximately 9.40% of the outstanding common stock. Included in such amount are presently exercisable options for the purchase of 1,361,666 shares.


                       [Footnotes continued on following page.]

(12) VenturesTrident II, L.P. is an investment limited partnership, the general partner of which is Fulcrum Management Partners II, L.P.

(13) Consists of shares of common stock of the Company held in five trusts to which Mr. Clay is related. Mr. Clay is also one of two general partners of Fulcrum Management Partners II, L.P., the general partner of VenturesTrident II, L.P. The shares of common stock of the company held beneficially and of record by VenturesTrident II, L.P. have not been attributed to Mr. Clay in the foregoing table. Includes presently exercisable options for the purchase of 686,100 shares of common stock.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The names, ages, business experience for at least the past five years and positions of the directors and executive officers of the Company as of March 1, 1997, are as follows. The Company's board of directors consists of six directors. All directors serve until the next annual meeting of the Company's stockholders or until their successors are elected and qualified. Executive officers of the Company are appointed by the board of directors.

       NAME AND AGE OF                    POSITION WITH
DIRECTOR OR EXECUTIVE OFFICER              THE COMPANY                          PRINCIPAL OCCUPATION
-----------------------------              -------------                        --------------------
Paul A. Bailly(1)                      Director and Chairman of the            Chairman of Castle Group, Inc.
Age: 70                                Board until December 31, 1996           (a gold mining investment company)

Steven W. Banning(2)                   President, Chief Executive Officer      Officer of the Company
Age: 45                                and Director

Bernard F. Goodson                     Vice-President - Administration         Officer of the Company
Age: 59                                and Controller

Richard W. Graeme                      Vice-President - Operations             Officer of the Company
Age: 55

Gordon C. Gutrath(2)                   Director                                Chairman of Queenstake Resources Ltd.
Age: 59                                                                        (a mineral exploration company)

Jerrold W. Schramm(1)
Age: 36                                Director                                Partner, Lawson Lundell Lawson & McIntosh
                                                                               (barristers and solicitors)

Chester Shynkaryk(1)                   Secretary and Director                  President of Visionary Mining Corporation
Age: 52                                                                        (a mineral exploration company)

Edward G. Thompson(2)                  Director and Chairman of the Board      President of E.G. Thompson Mining
Age: 60                                as of January 29, 1997                  Consultants Inc.

Christopher M.T. Thompson              Director as of January 29, 1997         President of Castle Group, Inc.
Age: 49


---------------
(1) Member of the compensation committee of the board of directors.
(2) Member of the audit committee of the board of directors.


BIOGRAPHICAL INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS.

PAUL A. BAILLY was a director of the Company from 1987 through December 31, 1996, last serving as Chairman. He is also chairman of Castle Group, Inc., a position he has held since 1992. From 1984 to 1992, Mr. Bailly served as president of Fulcrum Management, Inc. He graduated from the University of Nance in France in 1948 with a master of sciences degree in geology and mineralogy, and later received a degree in geological engineering from the same institution.

STEVEN W. BANNING has been president and chief executive officer of the Company since 1995. From 1984 through 1995, he was employed by Pegasus Gold Inc., last serving as its vice president of operations. Mr. Banning graduated from Montana College of Mineral Science and Technology in 1974 with a degree in mineral dressing engineering.

BERNARD F. GOODSON has been vice president of administration and controller of the Company since April 1996. From May 1991 to January 1996, he was vice president of finance of Pintlar Corporation, a mining company headquartered in Kellogg, Idaho. Mr. Goodson graduated from Lewis and Clark State College in 1981 with a degree in management technology.

RICHARD W. GRAEME has been executive vice president of operations of the Company since November 1996, and for ten month prior to that was vice president of operations. From January 1994 to February 1996, he was principal mine engineer for Mine Development Associates, and from January 1991 to January 1994, he served as chief executive officer of Mining Remedial Recovery Corp. Mr. Graeme graduated from the University of Arizona in 1972 with a degree in Geological Engineering.

GORDON C. GUTRATH has been a director of the Company since 1987. Since November of 1995, he has also served as chairman of Queenstake Resources, which he founded in 1977; he served as its president from 1977 until November 1995. Mr. Gutrath is a professional geologist and a registered professional engineer in British Columbia. He graduated from the University of British Columbia in 1960 with a degree in Geology.

JERROLD W. SCHRAMM has been a director of the Company since 1996. He is also a partner in the law firm Lawson Lundell Lawson & McIntosh, a position he has held since February 1994, and for approximately six and one-half years prior to that was an associate of the firm. He obtained an undergraduate degree in commerce from the University of British Columbia in 1983 and a law degree from the University of Toronto in 1986.

CHESTER SHYNKARYK has been a director of the Company since 1985, and from 1985 to 1995, served as its president. Since 1996, he has also served as president of Visionary Mining Corporation, a mineral exploration company.

EDWARD G. THOMPSON has been a director of the Company since 1994, and was elected its chairman effective January 29, 1997. Since 1990 he has also served as president of E. G. Thompson Mining Consultants, Inc., which he owns. Mr. Thompson graduated from the University of Toronto in 1959 with a degree in mining geology and in 1960 earned a degree in economic geology.

CHRISTOPHER M. T. THOMPSON has been a director of the Company since January 1997. Since 1992 he has also served as president of Castle Group, Inc., and from January 1984 to October 1992, he was employed by Fulcrum Management, Inc., last serving as its chief financial officer. Mr. Thompson received a degree in law and economics from Rhodes University in South Africa in 1969 and a Master of Science degree from Bradford University in the United Kingdom in 1971.



            [The balance of this page has been intentionally left blank.]

ITEM 6. EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE.

The following table discloses compensation received by the Company's former chief executive officer, its president and current chief executive officer, its vice president of administration and controller, and its vice president of operations for the years ended May 31, 1996, 1995 and 1994.

                                 ANNUAL COMPENSATION                                  LONG-TERM COMPENSATION
--------------------------------------------------------------------------  ------------------------------------------------
                                                                OTHER      DOLLAR VALUE    SECURITIES             ALL OTHER
  EXECUTIVE                                                     ANNUAL     OF RESTRICTED   UNDERLYING    LTIP      COMPEN-
   OFFICER                    YEAR   SALARY       BONUS      COMPENSATION  STOCK AWARDS   OPTIONS/SARS  PAYOUTS    SATION
  ---------                    ----   ------       -----      ------------  ------------   ------------  -------    ------
PAUL A. BAILLY(1)             1996         -         -              -              -        120,000         -         -
Chief Executive Officer       1995         -         -              -              -         50,000         -         -
 (former)                     1994         -         -              -              -         40,000         -         -

STEVEN W. BANNING(2)          1996  $100,000         -         $1,800(3)           -        810,000(4)      -         -
President and Chief           1995         -         -              -              -              -         -         -
 Executive Officer            1994         -         -              -              -              -         -         -

BERNARD F. GOODSON(5)         1996  $  6,667         -         $  300(3)           -        100,000         -         -
Vice President of             1995         -         -              -              -              -         -         -
 Administration and           1994         -         -              -              -              -         -         -
 Controller

RICHARD W. GRAEME(6)          1996  $ 36,667         -              -              -        200,000         -         -
Vice President of             1995         -         -              -              -              -         -         -
 Operations                   1994         -         -              -              -              -         -         -


---------------

(1) Mr. Bailly was chief executive officer of the Company until December 1, 1995.
(2) Mr. Banning was not employed by the Company until December 1, 1995 and, accordingly, was employed by the Company for six months during the fiscal year ended May 31, 1996.
(3) Represents automobile allowances paid to Mr. Banning and Mr. Goodson.
(4) Pursuant to Mr. Banning's employment agreement, the Company is obligated to grant Mr. Banning options to purchase an aggregate of 1,000,000 shares of common stock, exercisable at the closing price of the common stock on the Toronto Stock Exchange as of the date of grant. Pursuant to this agreement, Mr. Banning was granted options for the purchase of 680,000 shares on December 1, 1995, which options are exercisable at C$1.35 ($0.99) per share, and was granted options for the purchase of an additional 130,000 shares on February 21, 1996, which options are exercisable at C$1.51 ($1.11) per share. Options to purchase the remaining 190,000 shares were granted to Mr. Banning in November 1996, following shareholder approval of certain amendments to the Company's stock option plan. These options are exercisable at C$2.43 ($1.79) per share.
(5) Mr. Goodson was not employed by the Company until May 1, 1996 and, accordingly, was employed by the Company for one month during the fiscal year ended May 31, 1996.
(6) Mr. Graeme was not employed by the Company until February 1, 1996 and, accordingly, was employed by the Company for four months during the fiscal year ended May 31, 1996.

TABLE OF AGGREGATED OPTIONS EXERCISED DURING THE FISCAL YEAR ENDED MAY 31, 1996 AND FISCAL YEAR-END OPTION VALUES. The following table sets out certain information with respect to options to purchase shares of the common stock of the Company exercised during the fiscal year ended May 31, 1996 by the Company's former chief executive officer, its president and current chief executive officer, its vice president of administration and controller, and its vice president of operations, and options held by such persons at the end of such year. Information with respect the value of such options is set forth in Canadian dollars, being the currency in which such options are denominated. At March 1, 1997, each Canadian dollar was approximately equal to $1.3679.


                                                                                         VALUE OF UNEXERCISED IN-THE-
                                                             UNEXERCISED OPTIONS AT           MONEY OPTIONS AT
                   SECURITIES ACQUIRED    AGGREGATE VALUE          MAY 31, 1996                  MAY 31, 1996
                      ON EXERCISE            REALIZED                (#)                           (C$)
    NAME                   (#)                (C$)          EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(1)
    ----           -------------------    ---------------   -------------------------     ----------------------------
Paul A. Bailly          90,000                65,820          120,000/      0               184,800/      0
Steven W. Banning            0                     0          269,999/540,001               452,065/904,135
Bernard F. Goodson           0                     0          33,333/  66,667               101,666/203,334
Richard W. Graeme            0                     0          66,666/ 133,334               203,331/406,667


---------------

(1) The closing price of the common stock of the Company on The Toronto Stock Exchange on May 31, 1996 was C$3.05.
(2) Of such options, options to purchase an aggregate of 40,000 shares of common stock were exercisable at C$0.592 ($0.44) per share and options to purchase an aggregate of 50,000 shares of common stock were exercisable at C$0.55 ($0.40) per share. All of these options were exercised on July 19, 1995.





            [The balance of this page has been intentionally left blank.]

TABLE OF OPTIONS GRANTED DURING THE FISCAL YEAR ENDED MAY 31, 1996. The following table sets out certain information with respect to options to purchase shares of common stock of the Company granted to the Company's then chief executive officer, its president and current chief executive officer, its vice president of administration and controller, and its vice president of operations during the fiscal year ended May 31, 1996. None of the other named executive officers of the Company were granted options during such year.



                       SECURITIES UNDER    % OF TOTAL OPTIONS                            MARKET VALUE OF SHARES
                          OPTIONS               GRANTED TO           EXERCISE OR         UNDERLYING OPTIONS ON
                          GRANTED            EMPLOYEES IN THE         BASE PRICE           THE DATE OF GRANT
NAME                        (#)               FINANCIAL YEAR        (C$-US$/SHARE)          (C$-US$/SHARE)       EXPIRATION DATE
----                     -----------        -------------------      --------------       ---------------------   ---------------
Paul A. Bailly             120,000(1)                 8.36%          1.51 (1.11)             1.51 (1.11)         August 24, 1999
Steven W. Banning(1)       680,000                   47.39           1.35 (0.99)             1.35 (0.99)         December 1, 2000
                           130,000                    9.06           1.51 (1.11)             1.51 (1.11)         February 21, 2001
Bernard F. Goodson         100,000                    6.97           3.00 (2.18)             3.00 (2.18)         May 21, 2001
Richard W. Graeme          200,000                   13.94           1.51 (1.11)             1.51 (1.11)         February 21, 2001


---------------

(1) Pursuant to Mr. Banning's employment agreement, the Company agreed to grant Mr. Banning options to purchase an aggregate of 1,000,000 shares of common stock of the Company. Options to purchase 810,000 of these shares had been granted to Mr. Banning as of May 31, 1996. Options to purchase the remaining 190,000 shares were granted to Mr. Banning in November 1996, following shareholder approval of certain amendments to the Company's stock option plan. The Company has also agreed to pay to Mr. Banning certain amounts upon the exercise by him of certain of these options, which amounts are equal to the difference between the exercise price of the options as of the date they were granted to Mr. Banning and the market price of the stock on the date the Company agreed to grant him such options. With respect to options to purchase 130,000 shares of common stock expiring on February 21, 2001, such amount is equal to the difference between C$1.51 ($1.11) per share (the exercise price of such options on the date of grant) and C$1.35 ($0.99) per share (the market price of the common stock on the date the Company agreed to grant such options), and with respect to options to purchase 190,000 shares of common stock expiring on October 4, 2001, such amount is equal to the difference between C$2.43 ($1.79) per share (the exercise price of such options on the date of grant) and C$1.35 ($0.99) per share (the market price of the common stock on the date the Company agreed to grant such options).

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS.

EMPLOYMENT AGREEMENTS WITH STEVEN W. BANNING, BERNARD F. GOODSON AND RICHARD W. GRAEME. During the fiscal year ended May 31, 1996, the Company entered into employment agreements with Mr. Banning, its president and chief executive officer; Mr. Goodson, its vice president of administration and controller; and Mr. Graeme, its vice president of operations. Each of such agreements provides for the payment of salary and bonuses, the granting of certain options to purchase shares of common stock to the employee and the provision of certain benefits, including those offered to employees generally. Mr. Banning receives an annual salary of $200,000 pursuant to his employment agreement with the Company. Mr. Goodson and Mr. Graeme receive annual salaries of $80,000 and $110,000, respectively, pursuant to their agreements.

The employment agreements with Mr. Banning, Mr. Goodson and Mr. Graeme also contain provisions relating to their compensation in the event of termination of employment other than for cause. If the Company terminates Mr. Banning's or Mr. Graeme's employment for any reason other than for cause, the Company is required to pay the terminated employee an amount equal to 24 months' salary. In the event Mr. Goodson's employment is terminated for any reason other than for cause, the Company is obligated to pay him an amount equal to 12 months' salary.

Finally, the agreements provide that if there is a "change in control" (as defined in the agreements) of the Company and the employee's employment is subsequently terminated (unless such termination is for cause or by the employee for other than "good reason" as defined in the agreements), the employee is entitled to receive a lump sum severance payment equal to two times the employee's then current annual base salary in the case of Mr. Banning and Mr. Graeme, and one times the employee's then current annual base salary in the case of Mr. Goodson. The agreements provide for the continuation of benefits then provided to the employee for a period of 24 months after termination in the case of Mr. Banning and Mr. Graeme, and 12 months after termination in the case of Mr. Goodson. Any existing stock options then held by the employee will vest immediately and may be exercised by the employee at any time within three months following the date of his termination.

The employment agreements with Mr. Banning and Mr. Graeme are each for a term of two years. The employment agreement with Mr. Goodson is for a term of one year. Each provides, however, that the employee may terminate his employment upon six months' prior written notice to the Company.

CONSULTING AGREEMENT WITH ERIC W. KINNEBERG. Pursuant to the terms of a consulting agreement dated February 1, 1996 between the Subsidiary and Mr. Kinneberg, Mr. Kinneberg has agreed to serve as a consultant to the Subsidiary with respect to financial and related matters, and to perform such other consulting services to the Subsidiary, as the Subsidiary may propose. As consideration for such services, the Subsidiary has agreed to pay Mr. Kinneberg at the rate of $1,000 per day for services rendered and has further agreed to reimburse him for out-of-pocket expenses incurred in the performance of his services. The consulting agreement obligates Mr. Kinneberg to submit invoices to the Subsidiary no less often than monthly, specifying the services rendered during the month, and allows the Company to deduct $325 per month from amounts otherwise payable to Mr. Kinneberg for use of the Company's offices.

The consulting agreement with Mr. Kinneberg was for a term of one month and is thereafter renewable, unless terminated either by the Company or Mr. Kinneberg, on a month-to-month basis. Since February 1, 1996, the Company has paid Mr. Kinneberg approximately $72,000 pursuant to the agreement.

COMPENSATION OF DIRECTORS. The Company does not pay directors' fees. While the Company has no written policy or standard arrangements in this regard, it is currently the policy of the Company to grant options to purchase shares of its common stock to its directors under the stock option plan described below under the heading "Stock Option Plan". Generally, each director is granted options to purchase an aggregate of 90,000 shares of common stock and such additional number of shares of common stock as may be appropriate in particular circumstances given other responsibilities assumed by the director in the Company's affairs and contributions made by such director to the Company.

The following table sets out certain information with respect to options to purchase shares of common stock of the Company granted to the directors of the Company, other than directors who are also executive officers, during the fiscal year ended May 31, 1996.


                                   % OF TOTAL
                                     OPTIONS                       MARKET VALUE
                      SECURITIES    GRANTED TO                    OF SECURITIES
                         UNDER         ALL          EXERCISE OR     UNDERLYING
  NAME OF DIRECTOR      OPTIONS    EMPLOYEES IN     BASE PRICE    OPTIONS ON THE
  AS AT FINANCIAL       GRANTED    THE FINANCIAL       (C$-       DATE OF GRANT       DATE OF      EXPIRATION
     YEAR-END             (#)          YEAR          US$/SHARE)   (C$-US$/SHARE)       GRANT          DATE
  ----------------    ----------   -------------    -----------   --------------     --------      ----------
 Edward G. Thompson      20,000       1.39%          1.51 (1.11)    1.51 (1.11)      February      February
                                                                                     21, 1996      21, 2001


There are no other arrangements under which directors of the Company were compensated by the Company during the year ended May 31, 1996 for their services in their capacity as directors and, without limiting the generality of the foregoing, no additional amounts are payable under any standard arrangements for committee participation or special assignments, except that the articles of incorporation of the Company provide that the directors are entitled to be paid reasonable travelling, hotel and other expenses incurred by them in the performance of their duties as directors. The Company's articles of incorporation also provide that if a director is called upon to perform any professional or other services for the Company that, in the opinion of the directors, is outside of the ordinary duties of a director, such director may be paid a remuneration to be fixed by the directors and such remuneration may be either in addition to or in substitution for any other remuneration that such director may be entitled to receive.

STOCK OPTION PLAN. On November 27, 1992, the shareholders of the Company approved the establishment of a stock option plan (the "Stock Option Plan") for directors, officers and employees of the Company and its subsidiaries. The Stock Option Plan is administered by the Compensation Committee of the board of directors of the Company. The Stock Option Plan provides that a maximum of 10% of the number of shares of common stock issued and outstanding from time to time will be reserved, set aside and made available for issuance pursuant to options granted from time to time under such plan, provided that, under the terms of the Stock Option Plan, no person is entitled to be granted options to purchase shares of common stock constituting more than 5% of the number of outstanding shares of common stock.

The Stock Option Plan provides that the exercise price of each option granted shall not be less than the market price of the common stock on the Toronto Stock Exchange as of the date the option is granted. The Stock Option Plan provides that all options granted under such plan will expire not later than five years after the date of grant.

Options granted under the Stock Option Plan are not transferable, other than by will or other testamentary instrument or the laws of succession. In the event that an optionee is dismissed, removed or otherwise ceases to be a director, officer or employee of the Company or its subsidiaries (other than for cause or as a result of his or her death), all unexercised options held by such person terminate on the earlier of 30 days after the optionee ceases to be a director, officer or employee of the Company or its subsidiaries or the normal expiration date of such unexercised options. In the event that an optionee is dismissed as a director, officer or employee of the Company or one of its subsidiaries for cause, all unexercised options held by such person immediately terminate.

On February 21, 1996, the board of directors authorized the amendment of the Stock Option Plan to replace the current "rolling maximum" limitation on the number of shares of common stock issuable pursuant to the exercise of options granted under such plan with a fixed maximum of 3,300,000 shares of common stock. The directors also approved amendments to, among other things, provide that options granted to officers of the Company and its subsidiaries vest as to one-third of the number of shares of common stock issuable upon the exercise of the options granted on the date of grant and as to an additional one-third of such number of shares on each of the next two anniversaries of such date.

The amendments to the Stock Option Plan were approved by the stockholders of the Company at the annual general meeting of stockholders held on November 13, 1996, and were subsequently also approved by the Toronto Stock Exchange.


            [The balance of this page has been intentionally left blank.]

OPTIONS TO PURCHASE SECURITIES. As at May 31, 1996, options to acquire an aggregate of 1,950,000 shares of common stock were outstanding under the Stock Option Plan as follows:


                                                                                            NUMBER OF
                                                                                             COMMON           EXERCISE PRICE
                                                                                           SHARES UNDER         PER COMMON
     CLASS OF OPTIONEES                        DATE OF GRANT        EXPIRY DATE              OPTION(1)        SHARE (C$-US$)
     ------------------                        -------------        -----------            ------------       --------------
 Executive officers of Golden Queen           December 1, 1995     December 1, 2000         680,000(2)       C$1.35 (0.99)
  (four persons)                              February 21, 1996    February 21, 2001        450,000(2)         1.51 (1.11)
                                              May 21, 1996         May 21, 2001             100,000            3.00 (2.18)

Directors of Golden Queen who are             December 21, 1993    December 21, 1998         75,000          C$0.592(0.44)
  not also executive officers of              August 24, 1994      August 24, 1999          100,000            0.55 (0.40)
  Golden Queen                                September 21, 1994   September 21, 1999        90,000            1.50 (1.10)
  (three persons)                             December 2, 1994     December 2, 1999          70,000            1.45 (1.07)
                                              February 21, 1996    February 21, 2001         20,000            1.51 (1.11)

Executive officers of the Subsidiary          September 21, 1994   September 21, 1999       130,000          C$1.50 (1.10)
  who are not also executive officers         February 21, 1996    February 21, 2001         90,000            1.51 (1.11)
  or directors of Golden Queen
  (two persons)

All other employees of the Subsidiary         March 4, 1994        March 4, 1999             30,000          C$0.76 (0.56)
  (five persons)                              August 24, 1994      August 24, 1999           45,000            0.55 (0.40)
                                              July 20, 1995        July 20, 2000             70,000            1.35 (0.99)


--------------------

    (1) Includes all shares of common stock issuable upon the exercise of options granted as at May 31, 1996, including those that had not vested at such date and those that were subject to approval of the Company's stockholders and the Toronto Stock Exchange. As noted above, such approvals were obtained in November 1996.

    (2) Certain of these options are held by Steven W. Banning. As noted above in the section of this registration statement entitled "-Termination of Employment, Change in Responsibilities and Employment Contracts," the Company granted Mr. Banning options to acquire an additional 190,000 shares of common stock in November 1996 pursuant to the terms of his employment agreement with the Company.

At the annual general meeting of stockholders of the Company held on November 13, 1996, the shareholders of the Company approved, among other things, the grant to officers and directors of the Company and the Subsidiary of options to purchase an aggregate of 1,340,000 shares of common stock, as follows:

                                             NUMBER OF COMMON
                     OPTIONEE               SHARES UNDER OPTION
                      --------               -------------------

                   Paul A. Bailly                120,000
                   Steven W. Banning             810,000
                   Richard W. Graeme             200,000
                   Raymond E. Grant               90,000
                   Bernard Goodson               100,000
                   Edward G. Thompson             20,000


Such options were granted pursuant to the Stock Option Plan, as amended at the annual general meeting of stockholders. See the section of this registration statement entitled "-Stock Option Plan" above.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

TRANSACTIONS WITH VENTURESTRIDENT II, L.P. VenturesTrident II, L.P. ("VT II") is a Massachusetts limited partnership which as of March 1, 1997 owns 4,758,061 shares of common stock of the Company, or approximately 19.6% of the outstanding common stock at such date. VT II acquired its shares as follows:

    During December 1993, the Company issued an aggregate of 5,748,491 shares of common stock to various purchasers at the price of C$0.35 ($0.26) per share; 1,500,000 of these shares were issued to VT II.

    During the fiscal year ended May 31, 1994, the Subsidiary entered into a short-term borrowing arrangement with VT II. The Subsidiary borrowed $200,000 from VT II pursuant to this arrangement and agreed to pay VT II interest at the rate of 8% per annum. The loan was repaid during the year through the issuance of 759,714 shares of common stock of the Company to VT II, at the price of C$0.35 ($0.26) per share. Such issuance was as part of a private placement by the Company of 5,748,491 shares of common stock to various purchasers.

    During the fiscal year ended May 31, 1993, the Company entered into two short-term borrowing arrangements with VT II L.P. The Company borrowed $130,000 from VT II and $70,000 from VT I LP pursuant to these arrangements and agreed to pay VT II interest at the rate of 11% per annum. The loans were repaid in October 1995 through the issuance of 137,179 shares of common stock of the Company to VT II and 73,495 shares to VT I LP, at the price of C$1.78 ($1.31) per share.

    During the fiscal year ended May 31, 1994, the Company entered into borrowing arrangements with VenturesTrident I, L.P. ("VT I"), which is affiliated with VT II, and with Tamarack Mining Inc., a corporation related to VT I. The Company borrowed $75,000 from VT II and $25,000 from Tamarack pursuant to these arrangements, and agreed to pay the lenders interest at the rates of 11% and 12% per annum, respectively. The Tamarack note was assigned to VT I in June, 1995. The loans were repaid in October 1995 through the issuance of 73,977 shares and 24,659 shares of common stock of the Company to VT II and VT I respectively, at the price of C$1.78 ($1.31) per share.

    During the fiscal year ended May 31, 1995, the Company entered into a short-term borrowing arrangement with VT II. The Company borrowed $250,000 from VT II pursuant to this arrangement and agreed to pay VT II interest at the rate of 12% per annum. The loan became due on November 1, 1995 and was repaid in October 1995 through the issuance of 196,905 shares of common stock of the Company to VT II, at the price of C$1.78 ($1.31).

    On October 13, 1995, the Company issued 408,061 shares of common stock to VT II and 98,154 shares of common stock to VT I at the price of C$1.78 ($1.31) per share.

TRANSACTIONS WITH LANDON T. CLAY AND AFFILIATED ENTITIES. Landon T. Clay is one of the two general partners of Fulcrum Management Partners II, L.P. ("Fulcrum Management"), a limited partnership which is the general partner of VT II. Accordingly, Mr. Clay may be considered to be affiliated with VT II. In addition, Mr. Clay is related to five trusts which hold an aggregate of 824,933 shares of common stock of the Company, or approximately 3.7% of the common stock outstanding as of March 1, 1997.

The transactions between the Company or the Subsidiary and VT II described in the preceding subsection may be attributable to Mr. Clay by virtue of his affiliation with Fulcrum Management and VT II. In addition, the Company, Golden Queen and the Subsidiary entered into the following additional transactions with Mr. Clay or his affiliates:

    In December 1993, the Company issued an aggregate of 5,748,491 shares of common stock to various purchasers at the price of C$0.35 ($0.26) per share; 375,939 of such shares were issued to the Landon T. Clay Lead Trust.

    In August 1995, Golden Queen completed a private placement of 1,929,160 shares of common stock at a price of C$1.25 ($0.92) per share. 272,600 of these shares were issued to the Landon T. Clay Charitable Lead Trust and 163,560 shares were issued to the Landon T. Clay Charitable Lead Trust II.

    On March 19, 1996, the Subsidiary issued two debentures in the aggregate principal amount of $1,000,000 to the Landon T. Clay Charitable Lead Trust II and the Landon T. Clay Charitable Lead Trust dated 11/30/83. The principal amounts of the debentures are convertible at the option of their holders into shares of common stock of the Company at a conversion price of C$2.00 ($1.46) per share, subject to customary "anti-dilution" provisions set out in the debenture instruments. The debentures have a two-year term and bear interest at a rate of 9.5% per annum. If the principal amounts of the debentures were converted into shares of common stock, an aggregate of 686,100 shares of common stock would be issued to the holders of the debentures. As of March 1, 1997, the debentures had not been converted.

TRANSACTIONS WITH CHESTER SHYNKARYK AND AFFILIATED ENTITIES. In December 1993, the Company issued an aggregate of 5,748,491 shares of common stock to various purchasers at the price of C$0.35 ($0.26) per share; 375,939 of such shares were issued to Chester Shynkaryk, who at the time was the president and a director of the Company.

During the fiscal years ended May 31, 1996, 1995 and 1994, the Company paid consulting fees of C$50,000, C$30,000 and C$24,000 to Mr. Shynkaryk pursuant to the terms of a management agreement dated June 30, 1986, as amended January 30, 1990. Mr. Shynkaryk is obligated under the agreement to provide the Company with opportunities to participate in the exploration and development of resource properties, to use his best efforts to obtain financing for the Company when required, and, in general, to assist in the general administration of the Company, for which he receives C$3,500 per month. The agreement is terminable by the Company or Mr. Shynkaryk on one month's written notice.

TRANSACTIONS WITH CASTLE GROUP, INC. During the year ended May 31, 1996, the Company paid management fees of $102,500 to Castle Group, Inc. Castle Group, Inc. manages VT II; in addition, Paul A. Bailly, who was a director and chairman of the Company until December 31, 1996, was also chairman of Castle Group, Inc.

TRANSACTIONS WITH LAWSON LUNDELL LAWSON & MCINTOSH. Jerrold W. Schramm, a director of Golden Queen, is a partner of the law firm of Lawson Lundell Lawson & McIntosh, which was retained as counsel to the Company during the fiscal year ended May 31, 1996. During such year, the Company paid Lawson Lundell Lawson & McIntosh $19,384 for legal services rendered on the Company's and the Subsidiary's behalf. No members of the firm of Lawson Lundell Lawson & McIntosh, inclusive of Mr. Schramm, owned any shares of common stock of the Company at March 1, 1997.

ITEM 8. DESCRIPTION OF SECURITIES.

AUTHORIZED CAPITAL. The authorized capital of the Company consists of 100,000,000 shares of common stock and 3,000,000 shares of preferred stock, without par value, of which 22,208,400 shares of common stock and no shares of preferred stock were outstanding at March 1, 1997.

COMMON STOCK. Each share of common stock entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Company, other than meetings at which only the holders of a specified class or series of shares other than the common stock are entitled to vote, and to one vote at each such meeting. The holders of shares of common stock are entitled to receive, out of the funds of the Company legally available for the payment of dividends, any dividends declared by the board of directors of the Company. Subject to the prior rights of the holders of shares of preferred stock, the holders of shares of common stock are entitled to participate in the distribution of the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

The holders of shares of preferred stock are not entitled to receive dividends other than dividends payable upon liquidation. As a class, shares of preferred stock are entitled to priority over shares of common stock and all other shares ranking junior to the preferred stock with respect to the distribution of the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company.

WARRANTS. At March 1, 1997, warrants (the "Warrants") for the purchase of 2,250,000 shares of common stock of the Company were issued and outstanding. Such Warrants were issued pursuant to the terms of an underwriting agreement dated May 23, 1996 between the Company and Goepel Shields & Partners Inc. and Midland Walwyn Capital Inc. (collectively, the "Underwriters") governing the offering by the Company of 5,500,000 special warrants (the "Special Warrants"), each of which entitled its holder to receive upon exercise one share of common stock and one-half of one transferable Warrant.

The Warrants were issued under a warrant indenture dated as of May 23, 1996 (the "Warrant Indenture") between the Company and Montreal Trust Company of Canada, as trustee. The following is a summary of the material attributes of the Warrants and the Warrant Indenture and is subject to the detailed provisions of the Warrant Indenture.

Each whole Warrant will entitle its holder to purchase one share of common stock of the Company upon payment of the exercise price of C$2.90 prior to 4:00 p.m. (Vancouver time) on November 28, 1997. The Warrant Indenture provides that the number and kind of shares issuable on the exercise of a Warrant will be subject to adjustment in certain events, including: a subdivision, consolidation, change or reclassification of the common stock, any amalgamation or merger of the Company that results in the reclassification of, or change in, the common stock or a transaction under which all or substantially all of the Company's undertaking and assets become the property of another corporation; the issue by the Company of common stock to all or substantially all of the holders of shares of common stock by way of a stock dividend, other than dividends paid in the ordinary course (as defined in the Warrant Indenture); and the issue by the Company of rights, options or warrants to all or substantially all of the holders of shares of common stock entitling them to acquire common stock or securities convertible into common stock (other than rights, options or warrants entitling such persons, during a period ending not more than 45 days after the date of issue thereof, to acquire common stock at a price, or securities convertible into common stock at a conversion price, of not less than 95% of the current market price of the common stock, as determined pursuant to the Warrant Indenture).

No adjustment to the number of shares of common stock that may be purchased on the exercise of a Warrant will be required to be made in any such event: unless the cumulative effect of such adjustment would change the number of shares of common stock that may be purchased on the exercise of a Warrant by at least 1%; if the holders of the Warrants are entitled to participate in such event on effectively the same basis as holders of shares of common stock; or in respect of the issue of common stock pursuant to the exercise of Special Warrants or Warrants, or pursuant to any stock option or purchase plan for officers or employees of the Company or a subsidiary of the Company.

The Company is required under the Warrant Indenture to provide notice to the trustee and the holders of the Warrants of any event that requires or might require an adjustment to the number of shares of common stock that may be acquired on the exercise of Warrants. Any such notice must be given at least fourteen days before the effective date of, or record date for, the event. Such notice need set out only those particulars of the event as have been determined at the date the notice is given.

The Warrant Indenture contains certain provisions permitting the Company and the trustee to amend the Warrant Indenture or any indenture supplemental thereto or the rights of the holders of the Warrants, but, if any such amendment or supplemental indenture would be prejudicial to the holders of the Warrants as a group, only with the approval of the holders of the Warrants given by resolution passed by the affirmative votes of the holders of two-thirds of the Warrants voted at a meeting at which a quorum of holders of Warrants is present or signed by the holders of two-thirds of the Warrants then outstanding.

No fractional shares of common stock will be issued upon the exercise of any Warrant.

The common stock issuable upon the exercise of the Warrants has not been and is not intended to be registered under the Securities Act of 1933, as amended, (the "Securities Act") or the securities laws of any state of the United States, and the Warrants may not be exercised in the United States by or for the account or benefit of a U.S. person or a person in the United States, nor will certificates representing shares of common stock issuable upon the exercise of the Warrants be delivered to an address in the United States, unless the common stock has been registered under the Securities Act and all applicable state securities law, or unless exemptions from such registration are available and an opinion to such effect is delivered to the Company and the trustee. Original U.S. purchasers of the Special Warrants are not required to furnish a legal opinion in connection with the exercise of the Warrants issued to them on the exercise of the Special Warrants. Certificates representing shares of common stock issuable upon the exercise of Warrants exercised by or for the account or benefit of U.S. persons or persons in the United States bear legends restricting transfer.


            [The balance of this page has been intentionally left blank.]

                                       PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

PRICE RANGE OF COMMON SHARES. The common stock of the Company is listed and traded on the Toronto Stock Exchange. The following table sets out the price range and trading volume of the common stock as reported by the Toronto Stock Exchange for the calendar periods indicated.

         1994            HIGH       LOW       VOLUME
         ----            ----       ---       ------

    Second Quarter      C$0.92    C$0.50      232,750
    Third Quarter         1.65      0.50    1,233,820
    Fourth Quarter        2.00      1.25    1,319,111

         1995
         ----

    First Quarter       C$1.90    C$1.30      394,354
    Second Quarter        1.95      1.00      519,212
    Third Quarter         1.84      1.26      523,681
    Fourth Quarter        1.65      1.20      337,824

         1996
         ----

    First Quarter       C$2.55    C$1.29    1,680,721
    Second Quarter        3.20      2.09    2,225,114
    Third Quarter         2.55      1.87      733,706
    Fourth Quarter        2.90      2.27    1,419,050

DIVIDEND POLICY AND RECORD. The Company has never paid dividends on its Common Stock. The Company's present policy is to retain any earnings for use in its business and it does not intend to pay dividends on the common stock in the foreseeable future. Payment of any cash dividends in the future will depend upon the earnings and financial condition of the Company, any covenants in loan documents and other factors the board of directors of the Company may consider to be appropriate.

ITEM 2. LEGAL PROCEEDINGS.

Neither the Company nor the Subsidiary is presently a party to, nor are they threatened by, any material legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

On October 4, 1996, audit committee of the board of directors of the Company and the board of directors itself, each acting in accordance with the prior determination of the Company's management, determined to replace Chambers, Phillips & Co., the Company's current accountants, with BDO Dunwoody. Such change was approved by the Company's shareholders at the annual general meeting of shareholders held on November 13, 1996.

This change was recommended by management based upon the fact that BDO Dunwoody's United States affiliated firm, BDO Seidman, maintains offices in Spokane, Washington, where the Company's executive offices are located.

During the fiscal years ended May 31, 1996 and 1995, Chambers, Phillips & Co.'s reports on the financial statements of the Company contained no adverse opinion or disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles. During such periods, there were no disagreements with Chambers, Phillips & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of such firm, would have caused them to make reference to the subject matter of such disagreement in their reports on such financial statements.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Information concerning the issuance by Golden Queen of shares of its common stock during the last three years in transactions which were not registered under the Securities Act is set forth below.

(a) On July 19, 1995, the Company issued 50,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.55 ($0.40) per share pursuant to presently exercisable stock options.

(b) On July 19, 1995, the Company issued an additional 40,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.592 ($0.39) per share pursuant to presently exercisable stock options.

(c) On August 3, 1995, the Company issued 1,929,160 shares of common stock to various purchasers at the price of C$1.25 ($0.92) per share.

(d) On October 13, 1995, the Company issued 506,215 shares of common stock to VenturesTrident I L.P. and VenturesTrident II L.P. at the price of C$1.78 ($1.31) per share.

(e) On January 16, 1996, the Company issued 20,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$1.45 ($1.07) per share pursuant to presently exercisable stock options.

(f) On January 30, 1996, the Company issued 125,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.53 ($0.39) per share pursuant to presently exercisable stock options.

(g) On January 30, 1996, the Company also issued an additional 120,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$1.50 ($1.10) per share pursuant to presently exercisable stock options.

(h) On February 6, 1996, the Company issued 30,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.592 ($0.44) per share pursuant to presently exercisable stock options.

(i) On April 12, 1996, the Company issued 25,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$1.35 ($0.99) per share pursuant to presently exercisable stock options.

(j) On April 12, 1996, the Company also issued an additional 10,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.76 ($0.56) per share pursuant to presently exercisable stock options.

(k) On August 31, 1996, the Company issued 13,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.76 ($0.56) per share pursuant to presently exercisable stock options.

(l) On September 10, 1996, the Company issued 5,500,000 shares of common stock and warrants to purchase an additional 2,750,000 shares of common stock to certain offshore investors and one investor resident in the United States pursuant to the exercise of special warrants previously issued on May 13, 1996.

(m) On November 20, 1996, the Company issued 5,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.76 ($0.56) per share pursuant to presently exercisable stock options.

(n) On January 7, 1997, the Company issued 100,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$1.51 ($1.11) per share pursuant to presently exercisable stock options.

(o) On January 10, 1997, the Company issued 15,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.55 ($0.40) per share pursuant to presently exercisable stock options.

(p) On January 10, 1997, the Company issued 10,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$1.35 ($0.99) per share pursuant to presently exercisable stock options.

(q) On January 28, 1997, the Company issued 12,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$0.76 ($0.56) per share pursuant to presently exercisable stock options.

(r) On January 28, 1997, the Company issued 20,000 shares of common stock to certain directors, officers and employees of the Company at the price of C$1.51 ($1.11) per share pursuant to presently exercisable stock options. The Company also issued additional stock options for the purchase of up to 130,000 shares of common stock on such date at C$2.70 ($2.01) per share, which options are exercisable on or before January 29, 2002.

The transactions identified in subparagraphs (a), (b), (d), (f), (g), (h), (i),
(j), (k), (m), (n), (o), (p), (q) and (r) above were made in reliance on the exemption from the registration requirements of Section 5 of the Securities Act afforded by Sections 4(2) and 4(6) thereof. Such purchasers were either directors or executive officers of the Company or the Subsidiary, or institutional investors who were also accredited and sophisticated investors within the meaning of Rules 501(a) and 506(b)(ii), respectively, under the Securities Act.

The transaction identified in subparagraph (e) above was made in reliance on Regulation S of the Securities Act of 1933, as amended. No offers and sales of the Company's common stock in such transactions were made to a person in the United States, no directed selling efforts were made in the United States, and no substantial market interest for the common stock existed in the United States. Further, the Company undertook reasonable precautions to ensure that the common stock issued in such transactions would not be resold into the United States for a period of one year following the transaction.

The transactions identified in subparagraphs (c) and (l) above were made to purchasers residing in the United States and in Canada. Those transactions involving purchasers residing in the United States were made in reliance on the exemption from the registration requirements of Section 5 of the Securities Act afforded by Sections 4(2) and 4(6) thereof. Such purchasers were either directors or executive officers of the Company or the Subsidiary, or institutional investors who were also accredited and sophisticated investors within the meaning of Rules 501(a) and 506(b)(ii), respectively, under the Securities Act. Those transactions involving purchasers in Canada were made in reliance on Regulation S of the Securities Act of 1933, as amended.

Each of the transactions identified above, with the exception of the offer and sale of special warrants of the Company on May 13, 1996 (the transaction identified in subparagraph (l) above) was self-underwritten by the Company. The offer and sale of the special warrants by the Company were underwritten by Goepel Shields & Partners Inc. and Midland Walwyn Capital Inc. Such firms received aggregate underwriting commissions of C$752,250 ($550,200) and were reimbursed by the Company for out-of-pocket expenses incurred in the transaction. All of the purchasers of such special warrants were either qualified institutional buyers within the meaning of Rule 144A adopted under the Securities Act or accredited and sophisticated investors within the meaning of Rules 501(a)(1), (2), (3) and (7) and Rule 506(b)(ii), respectively, under the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statutes, charter provisions, by-laws, contracts or other arrangements under which a controlling person, director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such are Section 152 of the Company Act of British Columbia and Part 15 of the Company's articles of incorporation. Taken together, these statutory and charter provisions generally allow the Company to indemnify its directors (including former directors) and their heirs and personal representatives against liability, provided (i) the director or officer was acting on behalf of the Company in his or her official capacity as a director or officer and
(ii) such director or officer conducted himself in good faith and believed his conduct was in, or not opposed to, the best interests of the Company (or in the case of any criminal proceeding), that he had no reasonable cause to believe his conduct was unlawful. These statutory and charter provisions also generally allow the Company to indemnify its officers, employees and agents against liability unless the liability for which indemnification is sought arose from a failure to comply with instructions, was the result of a willful act or default, or was the result of fraud, in which events such persons shall be indemnified only if the directors of the Company by resolution so direct.

Indemnification permitted by these provisions is limited to reasonable expenses incurred in connection with the proceeding upon which liability is predicated, which includes the amount of any such liability actually imposed.

                                       PART F/S

The unaudited consolidated financial statements of the Company for the six month periods ended November 30, 1996 and 1995, and as of November 30, 1996 and 1995, and the audited consolidated financial statements of the Company for the years ended May 31, 1996 and 1995 and for the period from inception (November 21, 1985) through May 31, 1996, and as of May 31, 1996, 1995 and 1994 are set forth in the following pages to this registration statement. The audited year-end consolidated financial statements have been audited by MacKay & Partners (formerly Chambers, Phillips & Co.), Vancouver, British Columbia, and are included herein in reliance upon the report of such firm as experts in accounting and auditing.



            [The balance of this page has been intentionally left blank.]

                             GOLDEN QUEEN MINING CO. LTD.

                             CONSOLIDATED BALANCE SHEETS
                              NOVEMBER 30, 1996 AND 1995
                                     (UNAUDITED)


                                            NOVEMBER 30, 1996  NOVEMBER 30, 1995
ASSETS

CURRENT
  Cash and term deposits$                      $  6,326,222      $    950,832
  Accounts receivable                                98,680             2,892
  Prepaid expenses and deposits                      61,747            14,918
                                                ------------      ------------
                                               $  6,486,649      $    968,642

CAPITAL ASSETS (Note 3)                             490,569            41,271
MINERAL PROPERTIES (Note 4)                       3,885,847         2,125,070
DEFERRED EXPLORATION & DEVELOPMENT
  EXPENDITURES (Note 5)                          10,051,930         7,060,923
OTHER ASSETS (Note 6)                               350,000           100,000
                                                ------------      ------------
                                               $ 21,264,995      $ 10,295,906
                                                ------------      ------------
                                                ------------      ------------

LIABILITIES

CURRENT
  Accounts payable                             $    176,150      $    236,437
  Accrued liabilities                                45,573            15,804
  Current portion of notes payable                  299,496            10,156
                                                ------------      ------------
                                               $    521,219      $    262,397

LONG-TERM NOTES PAYABLE (Note 7)                  1,909,265            72,955
                                                ------------      ------------
                                                  2,430,484           332,352
                                                ------------      ------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                         $ 20,886,029      $ 11,177,845
DEFICIT                                          (2,051,518)       (1,217,291)
                                                ------------      ------------
                                                 18,834,511         9,960,554
                                                ------------      ------------
                                               $ 21,264,995      $ 10,295,906
                                                ------------      ------------
                                                ------------      ------------

SUBSEQUENT EVENTS (Note 10)


APPROVED BY DIRECTORS


                JERROLD W. SCHRAMM          STEVEN W. BANNING
               -----------------------------------------------
                    Director                     Director


         See Accompanying Notes to Consolidated Financial Statements

                             GOLDEN QUEEN MINING CO. LTD.

                     CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              NOVEMBER 30, 1996 AND 1995
                                     (UNAUDITED)


                                           NOVEMBER 30, 1996  NOVEMBER 30, 1995

REVENUES
  Interest                                      $   235,040       $    22,024
  Other                                               3,805               750
                                                 -----------       -----------
                                                $   238,845       $    22,774

EXPENSES
  General and administrative                        426,970            62,082
  Interest                                           48,292            14,112
  Exploration and development expenditures        2,049,569           709,067
                                                 (2,049,569)         (709,067)
                                                 -----------       -----------
                                                    475,262            76,194
                                                 -----------       -----------
 Write-off of mineral properties                        -                 -
 Loss on disposition of capital assets                  214               -
                                                 -----------       -----------
                                                    475,476            76,194

NET LOSS                                            236,631            53,420

DEFICIT, BEGINNING                                1,690,977         1,163,871
  Share issue costs                                 123,910               -
                                                 -----------       -----------

DEFICIT, ENDING                                 $ 2,051,518       $ 1,217,291
                                                 -----------       -----------
                                                 -----------       -----------

Net Loss Per Common Share                       $    0.0126       $    0.0035
                                                 -----------       -----------
                                                 -----------       -----------

Weighted Average Number of Shares Outstanding    19,005,149        15,282,243
                                                 -----------       -----------


             See Accompanying Notes to Consolidated Financial Statements

                             GOLDEN QUEEN MINING CO. LTD.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                              NOVEMBER 30, 1996 AND 1995
                                     (UNAUDITED)


                                            NOVEMBER 30, 1996  NOVEMBER 30, 1995
OPERATING ACTIVITIES
  Net Loss                                        $(236,631)         $(53,420)
  Adjustments to reconcile net loss
   to cash used in operating activities
   Amortization and depreciation                     13,243             3,748
  Changes in operating working capital
   Accounts and interest receivable                 (91,477)           15,764
   Prepaid expenses, deposits and other               1,039            (9,525)
   Accounts payable and accrued liabilities        (162,092)           31,125
                                                 -----------       -----------
  Cash used in operating activities               $(475,918)         $(12,308)
                                                 -----------       -----------

FINANCING ACTIVITIES
  Borrowing under long term debt                  1,084,833              -
  Payment of long term debt                         (19,073)          107,606
  Issuance of shares for cash                        10,060         1,778,581
  Share issue costs                                (123,910)             -
                                                 -----------       -----------
  Cash provided by financing activities             951,910         1,886,187
                                                 -----------       -----------

INVESTMENT ACTIVITIES
  Deferred exploration and development
   expenditures                                  (2,049,569)         (906,571)
  Purchase of mineral properties                 (1,484,824)         (146,750)
  Purchase of capital assets                       (433,380)          (10,700)
  Proceeds from sale of assets                         -                 -
                                                 -----------       -----------
  Cash used in investment activities             (3,967,773)       (1,064,021)
                                                 -----------       -----------

NET CHANGE IN CASH AND CASH EQUIVALENTS          (3,491,781)         809,858

CASH AND CASH EQUIVALENTS,
  Beginning balance                               9,818,003           140,974
                                                 -----------       -----------

CASH AND CASH EQUIVALENTS,
  Ending balance                                $ 6,326,222       $   950,832
                                                 -----------       -----------
                                                 -----------       -----------

NON CASH ACTIVITIES
  Exchange of notes for common shares              $662,282


             See Accompanying Notes to Consolidated Financial Statements

                             GOLDEN QUEEN MINING CO. LTD.

              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                     (UNAUDITED)


                                            COMMON                   ACCUMULATED
                                            SHARES        AMOUNT       DEFICIT
                                        ----------------------------------------

Issuance of shares - for cash            1,425,001      $141,313      $(15,032)
Loss for the year
Balance @ May 31, 1986                  ----------------------------------------
                                         1,425,001       141,313       (15,032)

Issuance of shares
  for cash                                 550,000       256,971
  for property                              25,000        13,742
Loss for the year                                                      (58,907)
                                        ----------------------------------------
Balance @ May 31, 1987                    2,000,00     1,412,026       (73,939)

Issuance of shares - for cash            1,858,748     1,753,413        38,739
Earnings for the year
                                        ----------------------------------------
Balance @ May 31, 1988                   3,858,749     2,165,439       (35,200)

Issuance of shares
  for cash                               1,328,750     1,814,133
  for property                             100,000       227,819
Loss for the year                                                     (202,160)
                                        ----------------------------------------
Balance @ May 31, 1989                   5,287,499     4,207,391      (237,360)

Issuance of shares
  for cash                               1,769,767     2,771,815
  for property                               8,875        14,855
Loss for the year                                                     (115,966)
                                        ----------------------------------------
Balance @ May 31, 1990                   7,066,141     6,994,061      (353,326)

Earnings for the year                                                  (28,706)
                                        ----------------------------------------
Balance @ May 31, 1991                   7,066,141     6,994,061      (324,620)

Loss for the year                                                     (157,931)
                                        ----------------------------------------
Balance @ May 31, 1992                   7,066,141     6,994,061      (482,551)

Loss for the year
                                                                      (285,391)
                                        ----------------------------------------
Balance @ May 31, 1993                   7,066,141     6,994,061      (767,942)

Issuance of shares
  for cash                               5,834,491     1,536,260
  for property                             128,493        23,795
Loss for the year                                                     (158,193)
Share issue costs                                                      (18,160)
                                        ----------------------------------------
Balance @ May 31, 1994                  13,029,125     8,554,116      (944,295)

Issuance of shares
  for cash                                 648,900
  for property                                           182,866
Loss for the year                                                     (219,576)
                                        ----------------------------------------
Balance @ May 31, 1995                  13,678,025    $8,736,982   $(1,163,871)

                             GOLDEN QUEEN MINING CO. LTD.

              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                     (UNAUDITED)


                                            COMMON                   ACCUMULATED
                                            SHARES       AMOUNT        DEFICIT
                                       -----------------------------------------
Issuance of shares
  for cash                               2,349,160    $2,023,268
  for debt                                 506,215       662,282
Issuance of 5,500,000 special
  warrants                                   -         9,453,437
Loss for the year
                                                                     $(426,380)
Special warrants issue cost                                           (100,726)
                                       -----------------------------------------
Balance @ May 31, 1996                  16,533,400    20,875,969    (1,690,977)

Issuance of shares
  for cash                                  18,000        10,060
  special warrants                       5,500,000
Loss for the six months                                               (236,631)
Special warrants issue cost                                           (123,910)
                                       -----------------------------------------
Balance @ November 30, 1996           $ 22,051,400  $ 20,886,029  $ (2,051,518)
                                       -----------------------------------------
                                       -----------------------------------------

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SIX MONTHS ENDED NOVEMBER 30, 1996 AND 1995

                                     (UNAUDITED)


1.  NATURE OF OPERATIONS

    The Company is in the development stage with respect to its interest in certain mineral properties. The underlying value of the mineral properties and related deferred exploration and development expenditures is dependent on the existence and economic recovery of ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

2.  SIGNIFICANT ACCOUNTING POLICIES

    (a)  Generally Accepted Accounting Principles

         The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in some respects from those in the United States. No differences have been disclosed, they are not considered significant.

    (b)  Principles of Consolidation

         These consolidated financial statements include the accounts of Golden Queen Mining Co. Ltd. ("Golden Queen") and its wholly-owned subsidiary, Golden Queen Mining Company, Inc. (the "Subsidiary").

    (c) Mineral Properties and Related Deferred Exploration and Development Expenditures

         The Company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. These costs will be written off against subsequent revenues, or to operations at such time that the properties are determined to have no recoverable value.

         Recorded costs of mineral properties and related deferred exploration and development expenditures are not intended to reflect present or future values of mineral properties.

    (d)  Reporting Currency and Translation of Foreign Currency

         Golden Queen has adopted the United States dollar as its reporting currency for its financial statements prepared after May 21, 1996 as the United States dollar is the currency of the primary economic environment in which Golden Queen and the Subsidiary conduct business and is considered the appropriate functional currency for the Company's operations. Accordingly, the financial statements of the Company have been translated by the temporal method with translation gains and losses included in earnings. Under this method, the operations of the Company have been converted into U.S. dollars at the following rates of exchange:

         (i) Monetary assets and monetary liabilities - at a rate of exchange prevailing at the balance sheet date;

         (ii) All other assets - at a rate of exchange prevailing at the time of the transactions;

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SIX MONTHS ENDED NOVEMBER 30, 1996 AND 1995

                                     (UNAUDITED)


2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

         (iii) Revenue and expenses - at the average rate of exchange prevailing during the period.

    (e)  Amortization

         Amortization is provided using the straight-line method over five (5) years on capital assets. One-half of the normal rate was used in the year of acquisition.

    (f)  Net Loss Per Share

         Net loss per share is computed on the basis of weighted average common shares and common stock equivalent shares outstanding, if dilutive.

    (g)  Accounting for Stock-Based Compensation

         In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based compensation". The statement encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net income and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1995. Currently, the Company's stock-based compensation plan is accounted for using Canadian generally accepted accounting principles similar to the intrinsic value method prescribed by APB No. 25. The Company is in the process of computing the effect of adopting SFAS No. 123 and has not yet made a decision on whether to adopt the U.S. accounting policy for the fiscal period ended December 31, 1996. Management believes the financial impact of adopting SFAS No. 123 would be immaterial.

3.  PROPERTY AND EQUIPMENT

                                       November 30, 1996     November 30, 1995
                                        -----------------     -----------------
    Land and buildings                    $   171,342            $     0
    Furniture and fixtures                     34,523                49,053
    Office equipment                           95,467                22,026
    Automobiles                                92,278                21,134
    Capital leased equipment                   13,281                  0
    Construction in progress                  147,648                  0
                                           -----------            ----------
    Sub-Total                                 554,539                92,213
    Less accumulated depreciation              63,970                50,942
                                           -----------            ----------
    Net property and equipment            $   490,569            $   41,271
                                           -----------            ----------
                                           -----------            ----------

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SIX MONTHS ENDED NOVEMBER 30, 1996 AND 1995

                                     (UNAUDITED)


4.  MINERAL PROPERTIES

    (a) By an agreement dated April 22, 1986, the Subsidiary has acquired an exclusive lease to explore, develop and mine certain mining claims known as the Soledad-Starlight Property, Mojave Mining District, Kern County, California.

         The lease is for a twenty year period and for so long thereafter as the property remains in production, subject to processing a minimum of 12,000 tons of ore per year. The lease is subject to production royalties of 3% to 7.5% of net smelter returns depending on the quality of ore. All advance minimum royalties paid will be applied against any future production royalties.

         Cash and share consideration payments for acquiring the lease are as follows:

                                                      November 30, November 30,
                                                          1996         1995
                                                       -----------  -----------
         Advance minimum royalties
         i)   Payments of $50,000 are required on
              May 1 and November 1 of each year       $   801,456  $   701,456

         Cash and share payments
         i)   $100,000 (paid)                             100,000      100,000
         ii)  25,000 shares at a deemed value
              of C$0.75 and 100,000 shares at
              a deemed value of C$2.75.                   231,139      231,139

    (b)  The subsidiary has entered into various
         exploration right, lease option and
         property acquisition agreements on
         mining claims noted earlier.  The lease
         agreements have various terms and require
         annual payments of approximately $275,000.
         All are subject to a sliding scale royalty
         on net smelter returns beginning at 3%.        1,255,624    1,062,475

    (c)  The Subsidiary purchased adjacent property
         for consideration of $150,000; $45,000 was
         paid in cash and a note payable was given for
         the balance of $105,000 payable in monthly
         installments of $1,500, including interest at
         10% per annum until December 22, 1996, or
         when development financing is in place,
         whichever occurs first.  A balloon payment of
         $77,305 will be due on December 22, 1996.        150,000      150,000

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SIX MONTHS ENDED NOVEMBER 30, 1996 AND 1995

                                     (UNAUDITED)


4.  MINERAL PROPERTIES (continued)

                                                       November 30, November 30,
                                                           1996         1995
                                                       -----------  -----------

    (d)  On September 19,1994, the Subsidiary
         entered into a mining lease agreement
         granting exclusive exploration and
         development rights on property adjacent
         to claims previously described.  The term
         of the agreement is for 20 years and
         consideration included a cash payment of
         $30,000 and annual minimum lease
         payments of $10,000.                            40,000       30,000

    (e)  On September 22, 1995, the Subsidiary
         entered into an agreement to purchase
         approximately 40 acres; a deposit of
         $37,500 was placed in escrow and an
         additional $152,628 was paid at closing,
         on November 7, 1996. The seller financed
         a note for $187,500 at 12% interest for
         one (1) year.                                    377,628         -

    (f)  On November 8, 1995, the Subsidiary
         signed a letter agreement option to
         purchase certain mining claims and
         millsites for a total purchase price of
         $65,000.  $13,000 has been paid and a
         note payable for $52,000 at 10% interest
         with monthly payments of $1,500 is
         outstanding.  All principal will be due
         in three years or at the start of
         production, whichever occurs first.
         The subsidiary will pay a 3% net smelter
         return royalty not to exceed $500,000.            65,000         -

    (g)  On June 27, 1996, the Subsidiary acquired
         the property within the proposed mine site
         area pursuant to a purchase agreement dated
         February 7, 1996 for a purchase price of
         $65,000.  A payment was made and a note in
         the amount of $47,333 was given for the
         balance of the purchased price.                   65,000         -

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SIX MONTHS ENDED NOVEMBER 30, 1996 AND 1995

                                     (UNAUDITED)

4.  MINERAL PROPERTIES (continued)

                                                       November 30, November 30,
                                                           1996         1995
                                                       -----------  -----------

   (h)    On August 1, 1995, the Subsidiary
         entered into an agreement to purchase
         approximately 29 acres; a deposit of
         $100,000 was placed in escrow.  At the
         closing in September 1996, the seller
         financed a note for $850,000 at an
         interest rate of prime plus two (2)%             950,000         -

   (i)   On December 30, 1994, the Subsidiary
         signed an amendment to a September 25,
         1989 agreement of purchase for certain
         leasehold interests and unpatented claims.
         Under the terms of the amendment, the
         outstanding balance on the $150,000 note
         was canceled and production royalty
         granted on all products produced from
         the property up to a maximum payment of
         $300,000 plus simple interest.  The
         outstanding balance on the canceled note
         has been credited to mineral properties.        (150,000)    (150,000)
                                                       -----------  -----------
                                                      $ 3,885,847  $ 2,125,070
                                                       -----------  -----------
                                                       -----------  -----------

5.  DEFERRED EXPLORATION EXPENDITURES

                                                       November 30, November 30,
                                                           1996         1995
                                                       -----------  -----------

         EXPLORATION
              Administration                          $   523,556  $    93,671
              Engineering                                 276,989      103,908
              Geology/drilling                            844,624      509,133
              Permitting/environmental                    375,373      125,889
              Metallurgical testing                        29,027       73,970
                                                       -----------  -----------

         Total Expenditures for the period              2,049,569      906,571

         BALANCE BEGINNING                              8,002,361    6,154,352
                                                       -----------  -----------

         BALANCE ENDING                               $10,051,930  $ 7,060,923
                                                       -----------  -----------
                                                       -----------  -----------

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SIX MONTHS ENDED NOVEMBER 30, 1996 AND 1995

                                     (UNAUDITED)


6.  OTHER ASSETS

    On April 1, 1995, the Subsidiary acquired an option to purchase all of the issued and outstanding shares of a privately held California corporation with an interest in a previously uncontracted tract of land surrounded by the Subsidiary's land holdings and contiguous to the known reserves. The terms of the agreement stipulate that upon an initial non-refundable payment of $100,000 (paid), the Subsidiary may access the property for a period of nine months to evaluate the presence of mineral reserves. At the end of the nine month period (January 1996), the Subsidiary may choose to exercise its option to purchase the shares of the corporation by making the initial purchase payment of $250,000 (paid). Total consideration for the purchase is $1,600,000 with the balance to be paid in installments as follows:

              $500,000  -  upon commencement of construction
              $750,000  -  upon reaching sustained production

    Upon commencement of commercial production, the Subsidiary will pay a royalty of 1% of gross smelter returns for a period of up to 60 years, but total payments are not to exceed US $60 million.

    This agreement has been guaranteed by Golden Queen.


7.  LONG TERM DEBT

                                                       November 30, November 30,
                                                           1996         1995
                                                       -----------  -----------

    (a)  Interest at a rate of 10% per annum,
         payable in monthly installments of
         principal and interest over the period
         ending December 22, 1996.  The notes
         are secured by deeds of trust held by
         a third party.                               $    72,955  $    83,111

    (b)  Non-interest bearing note repayable in
         two installments:  $5,000 on July 1,
         1997 and $4,000 on July 1, 1999, secured
         by a grant deed.                                   9,000         -

    (c)  Debenture convertible at the option of the
         holder into common shares at a conversion
         price of C$2.00 ($1.46) per common share.
         The debenture bears interest at 9.5% per
         annum and is due March 18, 1998                  400,000         -

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SIX MONTHS ENDED NOVEMBER 30, 1996 AND 1995

                                     (UNAUDITED)


7.  LONG TERM DEBT (continued)

                                                       November 30, November 30,
                                                           1996         1995
                                                       -----------  -----------

   (d)   Debenture convertible at the option of the
         holder into common shares at a conversion
         price of C$2.00 ($1.46) per common share.
         The debenture bears interest at 9.5% per
         annum and is due March 18, 1998.                 600,000         -

   (e)   Payable in monthly installments of $1,500
         including interest at 10% per annum, balance
         is due in three years from the date of note
         or start of mineral production, whichever
         comes first.                                      43,214         -

   (f)   Payable in monthly installments of $600
         including interest at 9% per annum.               46,092         -

   (g)   Note payable in monthly installments of
         $9,275 including interest at prime plus
         2% per annum regarding purchase of
         approximately 29 acres.                          850,000         -

   (h)   Payable in monthly installments of $16,659
         including interest at 12% per annum.             187,500         -
                                                       -----------  -----------
         Total                                          2,208,761       83,111


         Current Portion                                  299,496       10,156
                                                       -----------  -----------

                                                      $ 1,909,265  $    72,995
                                                       -----------  -----------
                                                       -----------  -----------

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SIX MONTHS ENDED NOVEMBER 30, 1996 AND 1995

                                     (UNAUDITED)


8.  SHARE CAPITAL

    (a)  Authorized Capitalization
         100,000,000 common shares without par value
           3,000,000 preferred shares without par value

    (b)  Common Shares Issued and Special Warrants

                                    November 30, 1996        November 30, 1995
                                   -------------------      -------------------
                                  Shares       Amount      Shares       Amount
                                   ------       ------      ------       ------

          Balance, beginning    16,533,400  $20,875,969  13,678,025 $ 8,736,982

          Issued for debt:                                  506,215     662,282

          Private placement            -            -     1,929,160   1,741,475

          Exercise of options       18,000       10,060      90,000      37,106


          Issued for 5,500,000
           special warrants (i)  5,500,000          -           -           -
                                 ---------   -----------  ---------- -----------


          Total capitalization   22,051,400  $20,886,029  16,203,400 $11,177,845
                                 ---------   -----------  ---------- -----------
                                 ---------   -----------  ---------- -----------

         (i)  Received $9,453,437 on May 23, 1996 for the Special Warrants.

         Golden Queen completed the filing of the final prospectus relating to 5,500,000 common shares and 2,750,000 common share purchase warrants issuable upon exercise of 5,500,000 Special Warrants on August 30, 1996. The Special Warrants were issued under a Special Warrant Indenture dated as of May 23, 1996. Pursuant to the Special Warrant Indenture, each Special Warrant was exercisable, without additional payment, for one common share and one-half of one common share purchase warrant, subject to adjustment in certain circumstances. Shortly after the issuance by relevant Canadian securities regulators of receipts for the final prospectus, an aggregate of 5,500,000 common shares and 2,750,000 common share purchase warrants were issued by Golden Queen.

         Each warrant entitles its holder to purchase one common share at a price of C$2.90 ($2.13) at any time prior to 4:00 p.m. (Vancouver time) on November 28, 1997.

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SIX MONTHS ENDED NOVEMBER 30, 1996 AND 1995

                                     (UNAUDITED)


8.  SHARE CAPITAL (continued)

    (c)  Stock Options

         Activity during six months ended November 31, 1996 and 1995.


                                             Six Months Ended                Six Months Ended
                                             November 30, 1996               November 30, 1995
                                             -----------------               -----------------
                                         Number of     Price Range       Number of     Price Range
                                            Shares       Per Share          Shares       Per Share
                                            ------       ---------          ------       ---------
           Outstanding May 31           1,950,000    $0.44 - 2.18         935,000    $0.39 - 1.10

           Options Granted                325,000     1.69 - 1.94          95,000     0.99 - 0.99

           Options Exercised              (18,000)    0.56 - 0.56         (90,000)    0.40 - 0.44

           Options Canceled                   0            -                  0            -
                                        ---------     -----------         -------     -----------

           Outstanding November 30      2,257,000     0.44 - 2.18         940,000     0.39 - 1.10
                                        ---------     -----------         -------     -----------

           Exercisable                  1,333,666     0.44 - 2.18         940,000     0.39 - 1.10


         Option prices represent the market price at the date of grant. Shares issued under options are recorded in the common stock account at the option price.

    (d) During the period ended November 30, 1996, 18,000 common shares were issued for C$13,680 ($10,072) upon the exercise of stock options by directors and employees. Also, 50,000 stock options were granted at an exercise price of C$2.30 ($1.69), 190,000 stock options were granted at an exercise price of $C2.43 ($1.79) and, 85,000 stock options were granted at an exercise price of $C2.60 ($1.94) to directors and employees.

9.  RELATED PARTY TRANSACTIONS

    (a) During the period, transactions were incurred with related parties as follows:

                                       November 30, 1996    November 30, 1995
                                       --------------------------------------

         Consulting fees                    $    0              $    11,053
                                             ----------          ------------

         Office and administration          $    0              $     1,253
                                             ----------          ------------

    (b) Until March 1996, office space and secretarial services were provided to the Subsidiary for nil consideration by a Company with directors in common.

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     SIX MONTHS ENDED NOVEMBER 30, 1996 AND 1995

                                     (UNAUDITED)


10. SUBSEQUENT EVENTS

    (a)  Directors and Employee Stock Options
         (i)  During January 1997, 157,000 options were exercised as follows:

              Exercise Price   Number of Options         Expiry Date
              --------------   -----------------         -----------

              C$0.55 ($0.40)         15,000             August 24, 1999
              C$0.76 ($0.56)         12,000               March 4, 1999
              C$1.35 ($0.99)         10,000               July 20, 2000
              C$1.51 ($1.11)        120,000           February 21, 2001

         (ii) Also, as on January 29, 1997, 130,000 options were granted at $C2.70 ($2.01) with an expiry date of January 29, 2002.

     (b)  Property Purchases

         (i)  On December 10, 1996 land and building was purchased for $90,847.
         (ii) On January 8, 1997 land and building was purchased for $80,300.
         (iii)On January 23, 1997, land and building was purchased for $70,440.

                                   AUDITORS' REPORT

To the Shareholders of
Golden Queen Mining Co. Ltd.

We have audited the consolidated balance sheets of Golden Queen Mining Co. Ltd. as at May 31, 1996 and 1995 and the consolidated statements of loss and deficit, cash flows, and changes in shareholders' equity for the years then ended. These consolidated financial statements are the responsibility of the company's
management.   Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation.

In our opinion, these consolidated financial statements present fairly in all material respects, the financial position of the company as at May 31, 1996 and 1995 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Management has subsequently added additional information to the consolidated financial statements and amended certain note disclosures. These amendments include the addition of loss per share and weighted average number of shares outstanding to the statements of loss and deficit, amendment to Note 2(c), 2(f) and 8(c) and the addition of Note 2(h). These amendments were made for clarification purposes only and have no effect on previously reported financial position or results of operations.


Vancouver, B.C.                        MacKay & Partners
July 12, 1996, except for amendments   Chartered Accountants
described above, which are as of
March 2, 1997.

                             GOLDEN QUEEN MINING CO. LTD.

                             CONSOLIDATED BALANCE SHEETS

                                                         May 31,       May 31,
                                                      -----------    ----------
                                                          1996          1995
                                                          ----          ----
ASSETS

CURRENT:
  Cash and term deposits                             $ 9,818,003     $ 140,974
  Accounts receivable                                      7,215        18,656
  Prepaid expenses and deposits                           62,774         5,393
                                                     -----------    ----------
                                                       9,887,992       165,023

PROPERTY AND EQUIPMENT Net (Note 3)                       70,432        34,319
MINERAL PROPERTIES (Note 4)                            2,401,023     1,978,320
DEFERRED EXPLORATION AND DEVELOPMENT
  EXPENDITURES - (Note 5)                              8,002,361     6,154,352
OTHER ASSETS (Note 6)                                    350,000       100,000
                                                     $20,711,808    $8,432,014
                                                     -----------    ----------
                                                     -----------    ----------

LIABILITIES

CURRENT:
  Accounts payable                                    $  347,121     $  67,875
  Accrued liabilities                                     42,694       153,241
  Current maturities of long term debt                    91,771       559,643
                                                     -----------    ----------
                                                         481,586       780,759

LONG-TERM DEBT less current maturities                 1,045,230        78,144
                                                     -----------    ----------
                                                       1,526,816       858,903
                                                     -----------    ----------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                               $20,875,969    $8,736,982
DEFICIT                                               (1,690,977)   (1,163,871)
                                                     -----------    ----------
                                                      19,184,992     7,573,111
                                                     -----------    ----------
                                                     $20,711,808    $8,432,014
                                                     -----------    ----------
                                                     -----------    ----------

SUBSEQUENT EVENTS (NOTE 10)


APROVED BY DIRECTORS

Paul A. Bailly          Gordon Gutrath          Edward G. Thompson


             See Accompanying Notes to Consolidated Financial Statements

                             GOLDEN QUEEN MINING CO. LTD.

               CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT ACCUMULATED
                             DURING THE DEVELOPMENT STAGE

                                                                        From
                                                                    November 21,
                                                                        1985
                                                                    (inception)
                                                                      through
                                           May 31,       May 31,       May 31,
                                            1996          1995          1996
                                        -----------    ----------    ----------
REVENUES
   Interest                            $    50,539    $    8,845    $  472,731
   Other                                      -             -             -
                                        -----------    ----------    ----------
                                       $    50,539    $    8,845    $  472,731

EXPENSES
   General and administrative              437,131       184,719     1,606,726
   Interest                                 35,167        40,249       150,110
   Exploration and development           1,848,009       519,370     8,002,361
   Less:  Deferred exploration and
          development                    1,848,009       519,370     8,002,361
                                        -----------    ----------    ----------
   Write-off of mineral properties            -            2,693       277,251
   Loss on disposition of capital
       assets                                4,621           760        10,735
                                        -----------    ----------    ----------

                                           476,919       228,421     2,044,822
                                        -----------    ----------    ----------

NET LOSS                                   426,380       219,576     1,572,091

DEFICIT, BEGINNING                       1,163,871       944,295          -
   Share issue costs                       100,726          -          118,886
                                       -----------    ----------    ----------

DEFICIT, ENDING                        $ 1,690,977    $1,163,871    $1,690,977
                                       -----------    ----------    ----------
                                       -----------    ----------    ----------

   Net Loss per Common Share           $    0.0269    $   0.0163    $   N/A
                                       -----------    ----------    ----------
                                       -----------    ----------    ----------

   Weighted average number of shares
   outstanding                          15,832,203    13,443,748        N/A
                                       -----------    ----------    ----------
                                       -----------    ----------    ----------


             See Accompanying Notes to Consolidated Financial Statements

                             GOLDEN QUEEN MINING CO. LTD.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                       From
                                                                    November 21,
                                                                       1985
                                                                    (inception)
                                                                      through
                                           May 31,        May 31,     May 31,
                                            1996           1995        1996
                                        -----------    -----------  -----------
OPERATING ACTIVITIES
   Net loss                              $(426,380)    $(219,576)  $(1,572,091)
   Adjustments to reconcile net loss
       to cash used in operating
       activities
     Write-off of mineral properties          -            2,693       277,251
     Amortization & depreciation            20,982            69        22,674
     Loss on disposition of capital
       assets                                4,621           760        10,735
   Changes in assets and liabilities
     Accounts & interest receivable         11,441       (15,617)       (7,215)
     Prepaid expenses, deposits
      and other                            (57,381)       (2,302)      (62,774)
     Accounts payable & accrued
      liabilities                          168,699        58,148       398,815
                                        -----------    -----------  -----------
   Cash used in operating activities      (278,018)     (175,825)     (941,605)
                                        -----------    -----------  -----------
FINANCING ACTIVITIES
   Borrowing under long term debt        1,173,281       250,000     2,681,669
   Payment of long term debt               (11,785)       (9,848)     (732,386)
   Issuance of shares for cash           2,023,268       182,866    10,480,039
   Share issue costs                      (100,726)         -         (118,886)
   Issuance of Special Warrants          9,453,437          -        9,453,437
                                        -----------    -----------  -----------
   Cash provided by financing
     activities                         12,537,475       423,018    21,763,873
                                        -----------    -----------  -----------
INVESTMENT ACTIVITIES
   Deferred exploration & develop
    ment expenditures                   (1,848,009)     (519,370)   (8,165,390)
   Nonrefundable deposits on mineral
    properties                            (250,000)     (100,000)     (350,000)
   Purchase of mineral properties         (422,703)     (257,330)   (2,385,034)
   Purchase of capital assets              (61,716)                   (112,333)
   Proceeds from sale of assets               -            8,492         8,492
                                        -----------    -----------  -----------
   Cash used in investment
    activities                          (2,582,428)     (868,208)  (11,004,265)
                                        -----------    -----------  -----------
NET CHANGE IN CASH AND
 CASH EQUIVALENTS                        9,677,029      (621,015)    9,818,003
CASH AND CASH EQUIVALENTS,
 beginning balance                         140,974       761,989          -
                                        -----------    -----------  -----------
CASH AND CASH EQUIVALENTS,
 ending balance                        $ 9,818,003    $  140,974   $ 9,818,003
                                        -----------    -----------  -----------
                                        -----------    -----------  -----------

NON-CASH ACTIVITIES:
   Exchange of notes for common stock     $662,282                    $662,282
   Exchange of note for future royalty
    payments                                            $150,000      $150,000
   Shares for mineral property                                        $280,211


       See Accompanying Notes to Consolidated Financial Statements

                             GOLDEN QUEEN MINING CO. LTD.

              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                           COMMON                   ACCUMULATED
                                           SHARES         AMOUNT      DEFICIT
                                        ---------------------------------------

Issuance of shares - for                 1,425,001      $141,313      $(15,032)
Loss for the year
                                        -----------    ----------     ---------
Balance @ May 31, 1986                   1,425,001       141,313       (15,032)


Issuance of shares
  - for cash                               550,000       256,971
  - for property                            25,000        13,742
Loss for the year                                                      (58,907)
                                        -----------    ----------     ---------
Balance @ May 31, 1987                   2,000,001       412,026       (73,939)


Issuance of shares - for cash            1,858,748     1,753,413
Earnings for the year
                                                                        38,739
                                        -----------    ----------     ---------
Balance @ May 31, 1988                   3,858,749     2,165,439       (35,200)


Issuance of shares
  - for cash                             1,328,750     1,814,133
  - for property                           100,000       227,819
Loss for the year                                                     (202,160)
                                        -----------    ----------     ---------
Balance @ May 31, 1989                   5,287,499     4,207,391      (237,360)


Issuance of shares
  - for cash                             1,769,767     2,771,815
  - for property                             8,875        14,855
Loss for the year                                                     (115,966)
                                        -----------    ----------     ---------
Balance @ May 31, 1990                   7,066,141     6,994,061      (353,326)


Earnings for the year                                                   28,706
                                        -----------    ----------     ---------
Balance @ May 31, 1991                   7,066,141     6,994,061      (324,620)


Loss for the year                                                     (157,931)
                                        -----------    ----------     ---------
Balance @ May 31, 1992                   7,066,141     6,994,061      (482,551)


Loss for the year                                                     (285,391)
                                        -----------    ----------     ---------
Balance @ May 31, 1993                   7,066,141     6,994,061      (767,942)


Issuance of shares
  - for cash                             5,834,491     1,536,260
  - for property                           128,493        23,795
Loss for the year                                                     (158,193)
Share issue costs                                                      (18,160)
                                        -----------    ----------     ---------
Balance @ May 31, 1994                  13,029,125    $8,554,116     $(944,295)

                             GOLDEN QUEEN MINING CO. LTD.

              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                           COMMON                   ACCUMULATED
                                           SHARES         AMOUNT      DEFICIT
                                        ---------------------------------------
Issuance of shares
  - for cash                               648,900   $   182,866
  - for property
Loss for the year                                                  $  (219,576)
                                        -----------   -----------   -----------
Balance @ May 31, 1995                  13,678,025     8,736,982    (1,163,871)


Issuance of shares
  - for cash                             2,349,160     2,023,268
  - for debt                               506,215       662,282
Issuance of special warrants                  -        9,453,437
Loss for the year                                                     (426,380)
Special warrants issue cost                                           (100,726)
                                        -----------   -----------   -----------
Balance @ May 31, 1996                  16,533,400   $20,875,969   $(1,690,977)
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEARS ENDED MAY 31, 1996 AND 1995



1.  NATURE OF OPERATIONS

    The company is in the development stage with respect to its interest in certain mineral properties. The underlying value of the mineral properties and related deferred exploration and development expenditures is dependent on the existence and anticipated economic recovery of ore reserves, confirmation and retention of the Company's interest in the underlying mineral claims, the ability to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

2.  SIGNIFICANT ACCOUNTING POLICIES

    (a)  Generally Accepted Accounting Principles

         The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in some respects from those in the United States. No differences have been disclosed, they are not considered significant.

    (b)  Principles of Consolidation

         These consolidated financial statements include the accounts of Golden Queen Mining Co. Ltd. ("Golden Queen") and its wholly-owned subsidiary, Golden Queen Mining Company, Inc. (the "Subsidiary").

    (c) Mineral Properties and Related Deferred Exploration and Development Expenditures

         The company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. These costs will be written off against subsequent revenues, or to operations at such time that the properties are determined to have no recoverable value.

         Recorded costs of mineral properties and related deferred exploration and development expenditures are not intended to reflect present or future values of mineral properties.

    (d)  Reporting Currency and Translation of Foreign Currency

         Golden Queen has adopted the United States dollar as its reporting currency for its financial statements prepared after May 21, 1996 as the United States dollar is the currency of the primary economic environment in which Golden Queen and the Subsidiary conduct business and is considered the appropriate functional currency for the Company's operations. Accordingly, the financial statements of the Company have been translated by the temporal method with translation gains and losses included in earnings. Under this method, the operations of the company have been converted into U.S. dollars at the following rates of exchange:

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEARS ENDED MAY 31, 1996 AND 1995


2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

         (i)     Monetary assets and monetary liabilities   at a rate of
                 exchange prevailing at the balance sheet date;

         (ii) All other assets - at a rate of exchange prevailing at the time of the acquisition;

         (iii) Revenue and expenses - at the average rate of exchange prevailing during the period


    (e)  Amortization

         Amortization was changed from the diminishing balance method at 20% per annum, to the straight-line method over five (5) years on capital assets. One-half of the normal rate was used in the year of acquisition. The change resulted in additional amortization of $7,494 which was charged to deferred development amortization for the year ended May 31, 1996.

    (f)  Net Loss Per Share

         Net loss per share is computed on the basis of weighted average common shares and common stock equivalent shares outstanding, if dilutive.

    (g)  Comparative Figures

         Certain figures have been reclassified to conform to the presentation
         adopted in the           current year.  These changes have no effect
         on the earnings.

    (h)  Accounting for Stock-Based Compensation

         In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation". The statement encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net income and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Currently, the Company's stock-based compensation plans are accounted for using Canadian generally accepted accounting principles similar to the intrinsic value method prescribed by APB No. 25. The Company is in the process of computing the effect of adopting SFAS No. 123 and has not yet made a decision on whether to adopt the U.S. accounting policy for the fiscal period ended December 31, 1996. Management believes the financial impact adopting SFAS No. 123 would be immaterial.

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEARS ENDED MAY 31, 1996 AND 1995


3.  PROPERTY AND EQUIPMENT

                                                        May 31,      May 31,
                                                      ----------     ----------
                                                          1996         1995
                                                          ----         ----
    Furniture and fixtures                            $   35,058     $   45,518
    Office Equipment                                      51,686         14,862
    Automobiles                                           21,134         21,134
    Capital leased equipment                              13,281              0
                                                      ----------     ----------
                                                         121,169         81,514
    Less accumulated depreciation                         50,727         47,195
                                                      ----------     ----------
    Net property and equipment                        $   70,432     $   34,319
                                                      ----------     ----------
                                                      ----------     ----------

4. MINERAL PROPERTIES

    (a) By an agreement dated April 22, 1986, the Subsidiary has acquired an exclusive lease to explore, develop and mine certain mining claims known as the Soledad-Starlight Property, Mojave Mining District, Kern County, California.

         The lease is for a twenty year period and for so long thereafter as the property remains in production, subject to processing a minimum of 12,000 tons of ore per year. The lease is subject to production royalties of 3% to 7.5% of net smelter returns depending on the quality of ore. All advance minimum royalties paid will be applied against any future production royalties.

         Cash and share consideration payments for acquiring the lease are as follows:

                                                         May 31,       May 31,
                                                         -------       -------
                                                          1996          1995
                                                          ----          ----
         Advance minimum royalties
         (i)  Payments of $50,000 are required on
              May 1 & November 1 of each year.        $  751,456     $  651,456

         Cash and share payments
         (i)  $100,000 (paid)                            100,000        100,000
         (ii) 25,000 shares at a deemed value of
              C$0.75 and 100,000 shares at a
              deemed value of C$2.75                     231,139        231,139

    (b)  The subsidiary has entered into various
         exploration right, lease option and
         property acquisition agreements on
         mining claims noted earlier.  The lease
         agreements have various terms and require
         annual payments of approximately $275,000.
         All are subject to a sliding scale royalty
         on net smelter returns beginning at 3%.       1,175,928        965,725

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEARS ENDED MAY 31, 1996 AND 1995


4.  MINERAL PROPERTIES (continued)

                                                         May 31,        May 31,
                                                         -------        -------
                                                          1996           1995
                                                          ----           ----

    (c)  The Subsidiary purchased adjacent
         property for consideration of $150,000,
         $45,000 was paid in cash and a note
         payable was given for the balance of
         $105,000 payable in monthly install-
         ments of $1,500, including interest at
         10% per annum until December 22,
         1996, or when development financing
         is in place, whichever occurs first.  A
         balloon payment of $77,305 will be due
         on December 22, 1996.                      $    150,000   $    150,000

    (d)  On September 19, 1994 the Subsidiary
         entered into a mining lease agreement
         granting exclusive exploration and
         development rights on property adjacent
         to claims previously described.  The
         term of the agreement is for 20 years
         and consideration included a cash
         payment of $30,000 and annual minimum
         lease payment of $10,000.                        40,000         30,000

    (e)  On September 22, 1995, the Subsidiary
         entered into an agreement to purchase
         approximately 40 acres; a deposit of
         $37,500 was placed in escrow and an
         additional $150,000 will be paid at
         closing, on August 30, 1996.  The
         seller will finance a note for
         $187,500 at 12% interest for one
         (1) year.                                        37,500           -

    (f)  On November 8, 1995, the Subsidiary
         signed a letter agreement option to
         purchase certain mining claims and
         millsites for a total purchase price of
         $65,000.  $13,000 has been paid and
         a note payable for $52,000 at 10%
         interest with monthly payments of $1,500
         is outstanding.  All principal will be
         due in three years or at the start of
         production, whichever occurs first.  The
         Subsidiary will pay a 3% net smelter
         return royalty not to exceed $500,000.           65,000           -

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEARS ENDED MAY 31, 1996 AND 1995


4.  MINERAL PROPERTIES (continued)
                                                         May 31,        May 31,
                                                         -------        -------
                                                          1996           1995
                                                          ----           ----

    (g)  On December 30, 1994, the Subsidiary
         signed an amendment to a September
         25, 1989 agreement of purchase for
         certain leasehold interests and un-
         patented claims.  Under the terms of
         the amendment, the outstanding
         balance on the $150,000 note was
         canceled and production royalty
         granted on all products produced from
         the property up to a maximum payment
         of $300,000 plus simple interest.  The
         outstanding balance on the cancelled
         note has been credited to mineral
         properties.                                $  (150,000)   $  (150,000)
                                                    ------------   ------------
                                                    $ 2,401,023    $ 1,978,320
                                                    ------------   ------------
                                                    ------------   ------------

5.  DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES

                                                                                  From November 21, 1985
                                                                                    (inception) through
                                                      May 31,           May 31,          May 31,
                                                      1996              1995              1996
                                                  -------------    -------------    ------------------
    Exploration and Development
      Administration                             $     314,800     $    260,115        $  2,318,143
      Engineering                                      335,284          107,224             976,366
      Geology/drilling                                 718,895          377,472           4,385,248
      Permitting/environmental                         276,080          166,790             585,743
      Metallurgical testing                            202,950           45,335             337,456
                                                 -------------     ------------        -------------

      Total expenditures                             1,848,009          956,936           8,602,956

    Less:  recovery                                      -             (437,566)           (437,566)
                                                 -------------     ------------        -------------
                                                     1,848,009          519,370           8,165,390

    BALANCE, BEGINNING                               6,154,352        5,634,982                 0

    WRITE-OFFS                                           -                -                (163,029)
                                                 -------------     ------------        -------------

    BALANCE, ENDING                              $   8,002,361     $  6,154,352        $  8,002,361
                                                 -------------     ------------        -------------
                                                 -------------     ------------        -------------


                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEARS ENDED MAY 31, 1996 AND 1995


6.  OTHER ASSETS

    On April 1, 1995, the Subsidiary acquired an option to purchase all of the issued and outstanding shares of a privately held California corporation with an interest in a previously uncontracted tract of land surrounded by the Subsidiary's land holdings and contiguous to the known reserves. The terms of the agreement stipulate that upon an initial non-refundable payment of $100,000 (paid), the Subsidiary may access the property for a period of nine months to evaluate the presence of mineral reserves. At the end of the nine month period (January 1996), the Subsidiary may choose to exercise its option to purchase the shares of the corporation by making the initial purchase payment of $250,000 (paid). Total consideration for the purchase is $1,600,000 with the balance to be paid in installments as follows:

    $500,000  -  upon commencement of construction
    $750,000  -  upon reaching sustained production

    Upon commencement of commercial production, the Subsidiary will pay a royalty of 1% of gross smelter returns for a period of up to 60 years, but total payments are not to exceed US $60 million.

    This agreement has been guaranteed by Golden Queen Mining Co. Ltd.

7.  LONG TERM DEBT


                                                         May 31,       May 31,
                                                         -------       -------
                                                           1996          1995
                                                           ----          ----

    (a)  Interest at a rate of 10% per annum, pay-
         able in monthly installments of principal
         and interest over the period ending Dec-
         ember 22, 1996.  The notes are secured
         by deeds of trust held by a third party.     $   78,143     $   87,787

    (b)  Interest at a rate of 11% per annum
         payable on November 1, 1995,
         secured by a deed of trust.  Principal
         and accrued interest paid by the
         issue of shares.                                  -            130,000

    (c)  Interest at a rate of 12% per annum
         payable on November 1, 1995, secured
         by a deed of trust.  Principal and accrued
         interest paid by the issue of shares.             -            100,000

    (d)  Interest at a rate of 11% per annum
         payable on November 1, 1995, secured
         by a deed of trust.  Principal and accrued
         interest paid by the issue of shares.             -             70,000

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEARS ENDED MAY 31, 1996 AND 1995



7.  LONG TERM DEBT (continued)

                                                          May 31,       May 31,
                                                         --------      --------
                                                           1996          1995
                                                           ----          ----

    (e)  Interest at a rate of 12% per annum
         payable on November 1, 1995.  Principal
         and accrued interest paid by the issue of
         shares.                                            -           250,000

    (f)  Non-interest bearing note repayable in
         two installments: $5,000 on July 1, 1997
         and $4,000 July 1, 1999, secured by a
         grant deed.                                        9,000         -

    (g)  Debenture convertible at the option of
         the holder into common shares at a
         conversion price of C$2.00 ($1.46) per
         common share.  The debenture bears
         interest at 9.5% per annum and is due
         March 18, 1998.                                  400,000         -


    (h)  Debenture convertible at the option of
         the holder into common shares at a
         conversion price of C$2.00 ($1.46) per
         common share.  The debenture bears
         interest at 9.5% per annum and is due
         March 18, 1998.                                  600,000         -

    (i)  Payable in monthly installments of
         $1,500 including interest at 10% per
         annum, balance due in three years
         from the date of note or start of
         mineral production whichever comes
         first.                                            49,858         -
                                                     ------------  ------------

         Total                                          1,137,001       637,787

         Current Maturities                                91,771       559,643
                                                     ------------  ------------

                                                     $  1,045,230  $     78,144
                                                     ------------  ------------
                                                     ------------  ------------
8.  SHARE CAPITAL

    (a)  Authorized Capitalization
         100,000,000 common shares without par value
         3,000,000 preferred shares without par value

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEARS ENDED MAY 31, 1996 AND 1995


8.  SHARE CAPITAL (continued)

    (b)  Common Shares Issued and Special Warrants

                                      May 31, 1996        May  31, 1995
                               Shares        Amount      Shares        Amount
                               ------        ------      ------        ------
         Balance,
           beginning         13,678,025  $ 8,736,982   13,029,125   $8,554,116
         Issued for
           cash:
           Private
           placement          1,929,160    1,741,475            -            -
           Exercise of
           options              420,000      281,793      648,900      182,866
         Issued for
           debt                 506,215      662,282            -            -
                             ----------  -----------   ----------   ----------
         Common
         Shares
           issued            16,533,400  $11,422,532   13,678,025   $8,736,982
         Special
           Warrants                   -    9,453,437            -            -
                             ----------  -----------   ----------   ----------
         Total
           capitalization    16,533,400  $20,875,969   13,678,025   $8,736,982
                             ----------  -----------   ----------   ----------
                             ----------  -----------   ----------   ----------

    Golden Queen issued 5,500,000 Special Warrants and filed a preliminary prospectus on July 2, 1996. The Special Warrants were issuable under a Special Warrant indenture dated as of May 23, 1996. Each Special Warrant is exercisable, without additional payment, for one Common Share and one-half of one warrant, provided that if a receipt for the prospectus has not been issued by the securities regulatory authority of each of the Provinces of British Columbia, Ontario and Quebec by September 20, 1996, each Special Warrant will be exercisable for 1.1 Common Shares and 0.55 warrants, except that each Special Warrant held by an "insider" of Golden Queen will be exercisable for 1.06 Common Shares and 0.55 warrants. The Special Warrants may be exercised at any time prior to the earlier of the sixth business day after receipts have been issued for the prospectus and May 22, 1997. Any Special Warrants that have not been exercised immediately prior to the time of expiry will be deemed to be exercised.

    Each warrant will entitle its holder to purchase one Common Share at a price of C$2.90 ($2.13) and are exercisable at any time prior to 4:00 p.m. (Vancouver time) on November 28, 1997.

                             GOLDEN QUEEN MINING CO. LTD.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEARS ENDED MAY 31, 1996 AND 1995


8.  SHARE CAPITAL (continued)

    (c)  Stock Options

         Activity during years ended May 31, 1996 and 1995.

                       YEAR ENDED MAY 31,1996        YEAR ENDED MAY 31, 1995
                     Number of        Price Range   Number of      Price Range
                      Shares          Per Share     Shares          Per Share
--------------------------------------------------------------------------------
Beginning of Year     935,000     $   0.39 - 1.10   958,900     $   0.18 - 0.56
Options Granted     1,435,000         0.99 - 2.18   625,000         0.40 - 1.40
Options Exercised   (420,000)         0.39 - 1.07  (648,900)        0.18 - 0.44
Options Canceled         0                -            0                -
End of Year         1,950,000         0.44 - 2.18   935,000         0.39 - 1.10

Exercisable         1,210,000         0.44 - 2.18   935,000         0.39 - 1.10

Option prices represent the market price at the date of grant. Shares issued under options are recorded in the common stock account at the option price.

9.  RELATED PARTY TRANSACTIONS

    (a) During the period, transactions were incurred with related parties as follows:

                                                 Year Ended         Year Ended
                                               May 31, 1996        May 31, 1995
                                            ---------------     ---------------

         Consulting fees                    $       138,996     $        21,741
                                            ---------------     ---------------

         Office and administration          $         3,745     $         5,602
                                            ---------------     ---------------
                                            ---------------     ---------------

    (b) Until March 1996, office space and secretarial services were provided to the Subsidiary for nil consideration by a company with directors in common.

    (c) Notes payable and accrued interest, which were paid during the year end May 31, 1996 by the issue of common shares (see Notes 6 and 7), were previously granted by related parties.

10. SUBSEQUENT EVENTS

    (a) Subsequent to May 31, 1996, additional stock options were granted for the purchase of up to 50,000 common shares at C$2.30 ($1.69) per share exercisable to June 27, 2001.

    (b) On June 18, 1996 a property was purchased adjacent to the proposed mine site area for $79,900 by the Subsidiary.

    (c) On June 27, 1996 the Subsidiary acquired the property within the proposed mine site area pursuant to the Cruz purchase agreement dated February 7, 1996 for a purchase price of $65,000. A payment was made and a note in the amount of $47,333 was given for the balance of the purchase price.

                                       PART III

ITEMS 1 AND 2. EXHIBITS.

The following exhibits filed as part of this registration statement.

EXHIBIT NO.

    3.1 Certificates and Articles of Incorporation of the Registrant under the Company Act of British Columbia, as amended. Previously filed.

    10.1 Warrant Indenture dated May 23, 1996 between the Registrant and Montreal Trust Company of Canada, as trustee. Previously filed.

    10.2 Employment agreement dated April 2, 1996 among the Company, Castle Group, Inc. and Steven W. Banning. Previously filed.

    10.3 Employment agreement dated May 8, 1996 between the Company and Richard W. Graeme. Previously filed.

    10.4 Employment agreement dated May 24, 1996 between the Company and Bernard F. Goodson. Previously filed.

    10.5 Lease dated October 20, 1994 between the Subsidiary and William J. Warner with respect to certain property within the project area. Previously filed.

    10.6 Lease dated September 19, 1994 between the Subsidiary and Western Centennials, Inc. with respect to certain property within the project area. Previously filed.

    10.7 Purchase agreement dated March 8, 1995 between the Subsidiary and William and Dorothy Meier with respect to the acquisition by the Subsidiary of certain property within the project area. Previously filed.

    10.8 Stock option purchase agreement dated April 1, 1995 between the Subsidiary and Grace W. Meehl, Madge W. Wolff, Stephen G. Wegmann, Michael L. Wegmann, John G. Hodgson, Virginia L. Sigl, Patrick L. Wolff and George P. Wolff with respect to the acquisition by the Subsidiary of an option to purchase all of the outstanding shares of KWC. Previously filed.

    10.9 Purchase agreement dated September 22, 1995 between the Subsidiary and the Paveen Gupta Medical Corporate Defined Benefit Pension Plan with respect to the acquisition by the Subsidiary of certain property within the project area. Previously filed.

    10.10 Purchase agreement dated March 29, 1996 between the Subsidiary and the Meehl Family Trust and others with respect to the acquisition by the Subsidiary of certain property within the project area. Previously filed.

    10.11 Mineral exploration agreement and option to lease or purchase dated January 25, 1996 between the Soledad-Mojave Mining Syndicate and the Subsidiary with respect to the potential acquisition by the Subsidiary of 129.5 hectares of fee land within the project area. Previously filed.

    10.12 Purchase agreement dated August 1, 1996 between the Subsidiary and Southwestern Refining Corporation with respect to the acquisition by the Subsidiary of certain property and mill tailings within the project area. Previously filed.

    10.13 Stock option plan of the registrant, as amended. To be filed by amendment.

    10.14 Management agreement dated June 30, 1986, as amended January 30, 1990, between the registrant and Chester Shynkaryk. To be filed by amendment.

    10.15 Forms of debentures issued by the registrant to Landon T. Clay Charitable Lead Trust II and Landon T. Clay Charitable Lead Trust dated November 30, 1983. To be filed by amendment.

    10.16 Consulting agreement dated February 1, 1996 between the registrant and Eric E. Kinneberg. To be filed by amendment.

    21.0      Subsidiaries of the Registrant.  Previously filed.

    24.0      Power of attorney and consent on Form F-X.  Previously filed.

    27.0      Financial Data Schedule.  Filed herewith.

                                      SIGNATURES


    In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amendment to registration statement to be signed on this behalf by the undersigned, thereunto duly authorized.


                                  GOLDEN QUEEN MINING CO. LTD.


                                  By:   /s/ Bernard F. Goodson
                                      -------------------------------------
                                  Bernard F. Goodson, its Vice President
                                  of Administration and Controller

                                  Dated: March 14, 1997